UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. and SUBSIDIARY

INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS on December 31, 2023

TIM S.A.

FINANCIAL STATEMENTS

December 31, 2023

Contents

Independent auditors’ report on the financial statements	1
Individual and consolidated financial statements
Balance sheets	6
Statements of income	8
Statements of comprehensive income	9
Statements of changes in shareholders' equity	10
Statements of cash flows	12
Statements of value added	14
Management Report	15
Notes to the individual and consolidated financial statements	30
Tax Council Opinion	139
Annual Report from Statutory Committee	140
Statement of the executive officers on the financial statements	149
Statement of the Executive Officers on the Independent auditors' report	150

Independent auditor's report on the Financial statements

To the shareholders, board members and directors of

TIM S/A

Rio de Janeiro – RJ

Opinion

We have audited the individual and consolidated financial statements of Tim S/A (the “Company”), identified as Individual and Consolidated, respectively, which comprise the balance sheets as at December 31, 2023, and the statements of income, of comprehensive income, of changes in shareholder’s equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of TIM S/A as at December 31, 2023, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter - Restatement of corresponding figures

As mentioned in the note 2(h) to the financial statements, due to the reclassification of specifics cash flows, the corresponding figures referring to the prior year of the individual and consolidated statements of cash flows, presented for comparison purposes, have been adjusted and are being restated as provided for by CPC 23 (IAS 28) – Accounting Policies, Changes in Accounting Estimates and Errors. Our opinion is not modified in respect of this matter.

1

Independent auditor's report on the Financial statements

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Provision for tax related contingencies

As disclosed in the note 24 to the financial statements, the Company is a party to numerous tax claims and proceedings at different jurisdictional levels, which amounted to R$19,903 million, as of December 31, 2023, for which a provision amounting to R$666 million was recorded in the financial statements, while the remaining R$19,236 million was disclosed as possible losses, in accordance with CPC 25 (IAS 37) Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involves significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

In addition, in view of the magnitude of the amounts involved, any changes in estimates or assumptions that impact the determination of the loss prognosis may have significant impacts on the Company’s financial statements. Accordingly, this was considered a key audit matter.

How our audit conducted this matter

Our audit procedures included, among others: (a) obtaining an understanding and evaluation of the design of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in court; (b) involving our tax professionals to assess the Company’s technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company’s internal legal counsel; and (c) assessing the adequacy of the disclosures made by the Company in note the 24 in respect of provision for tax related contingencies.

2

Independent auditor's report on the Financial statements

Based on the result of audit procedures performed in the provision for tax contingencies and related disclosures, which is consistent with management’s assessment, we understand that the measurement of tax claims assessed as probable and possible loss, as well as the respective disclosures in the note 24 are acceptable in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2023, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

3

Independent auditor's report on the Financial statements

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

4

Independent auditor's report on the Financial statements

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including potential significant deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 6, 2024.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-015199/F

Fernando Alberto S. Magalhães

Contador CRC SP-133169/O

5

TIM S.A.
BALANCE SHEETS
December 31, 2023 and December 31, 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	2023	2022	2022

Assets		55,260,156	52,925,205	56,408,367

Current assets		11,404,293	9,828,112	10,364,415
Cash and cash equivalents	4	3,077,931	1,785,100	2,548,713
Marketable securities	5	1,958,490	2,190,635	2,190,635
Trade accounts receivable	6	3,709,766	3,739,452	3,421,094
Inventories	7	331,783	236,117	236,117
Recoverable income tax and social contribution	8.a	494,382	361,349	361,349
Recoverable taxes, fees and contributions	9	943,767	820,338	831,661
Prepaid expenses	10	238,468	198,506	278,851
Derivative financial instruments	37	299,539	239,189	239,189
Leases	17	29,886	30,643	30,643
Other amounts recoverable	18	80,963	26,519	26,519
Other assets	13	239,318	200,264	199,644

Non-current assets		43,855,863	43,097,093	46,043,952
Long-term receivables		4,368,195	4,579,313	5,426,136
Marketable securities	5	12,949	12,929	12,929
Trade accounts receivable	6	199,007	238,683	238,683
Recoverable income tax and social contribution	8.a	218,897	517,878	517,878
Recoverable taxes, fees and contributions	9	874,539	889,472	895,408
Deferred income tax and social contribution	8.c	1,257,494	526,700	1,367,586
Judicial deposits	11	689,739	1,377,560	1,377,560
Prepaid expenses	10	138,937	80,258	80,258
Derivative financial instruments	37	507,873	662,433	662,433
Leases	17	206,455	208,003	208,003
Other financial assets	12	216,721	-	-
Other assets	13	45,584	65,397	65,398

Investment	14	1,450,812	5,739,739	1,540,116
Property, plant and equipment	15	22,411,815	19,775,260	22,661,152
Intangible assets	16	15,625,041	13,002,781	16,416,548

See the accompanying notes to the individual and consolidated financial statements.

6

TIM S.A.
BALANCE SHEETS
December 31, 2023 and December 31, 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	2023	2022	2022

Total liabilities and shareholders' equity		55,260,156	52,925,205	56,408,367

Total liabilities		29,244,216	27,527,840	31,011,002

Current liabilities		12,882,966	12,057,530	13,118,009
Suppliers	19	4,612,112	4,385,356	4,237,229
Loans and financing	21	1,267,237	1,264,967	1,264,967
Lease liabilities	17	1,808,740	1,353,869	2,257,211
Derivative financial instruments	37	239,714	343,142	343,142
Labor obligations		386,348	343,541	343,541
Income tax and social contribution payable	8.b	64,407	78,351	78,351
Taxes, fees and contributions payable	22	3,048,115	2,126,678	2,277,727
Dividends and interest on shareholders' equity payable	26	647,872	661,494	661,494
Authorizations payable	20	407,747	507,685	507,685
Deferred revenues	23	279,401	222,829	265,417
Other contractual obligations	1.2.1	-	748,291	748,291
Other liabilities and provision	25	121,273	21,327	132,954

Non-current liabilities		16,361,250	15,470,310	17,892,993
Loans and financing	21	2,503,709	3,704,858	3,704,858
Derivative financial instruments	37	-	50,230	50,230
Lease liabilities	17	10,448,035	8,595,004	10,574,654
Taxes, fees and contributions payable	22	10,603	13,540	13,540
Provision for legal and administrative proceedings	24	1,410,299	1,112,153	1,112,156
Pension plan and other post-employment benefits	38	5,019	5,825	5,825
Authorizations payable	20	1,117,416	1,150,531	1,165,705
Deferred revenues	23	621,601	666,612	666,612
Other liabilities and provision	25	244,568	171,557	599,413

Shareholders' equity	26	26,015,940	25,397,365	25,397,365
Share capital		13,477,891	13,477,891	13,477,891
Capital reserves		384,311	408,602	408,602
Profit reserves		12,160,035	11,514,879	11,514,879
Equity valuation adjustments		(3,313)	(3,844)	(3,844)
Treasury shares		(2,984)	(163)	(163)

See the accompanying notes to the individual and consolidated financial statements.

7

TIM S.A.
STATEMENTS OF INCOME
Years ended December 31, 2023 and 2022
(In thousands of reais, unless otherwise indicated)

		Parent Company		Consolidated
	Notes	2023	2022	2023	2022

Net revenue	28	23,843,006	20,759,080	23,833,893	21,530,801

Costs of services provided and goods sold	29	(11,739,481)	(9,934,765)	(11,496,437)	(10,655,981)
Gross income		12,103,525	10,824,315	12,337,456	10,874,820

Operating revenues (expenses):
Selling expenses	29	(5,631,263)	(5,175,582)	(5,742,642)	(5,596,211)
General and administrative expenses	29	(1,757,848)	(1,801,836)	(1,759,433)	(1,808,735)
Equity in earnings	14	64,083	(553,752)	(89,304)	(61,587)
Other revenues (expenses), net	30	(27,150)	(243,178)	(28,779)	(248,371)
		(7,352,178)	(7,774,348)	(7,620,158)	(7,714,904)

Income before financial revenues and expenses		4,751,347	3,049,967	4,717,298	3,159,916

Financial revenues (expenses):
Financial revenues	31	1,219,004	1,267,501	1,239,753	1,318,948
Financial expenses	32	(2,858,036)	(2,466,068)	(2,765,961)	(2,762,963)
Net foreign exchange variations	33	(7,057)	5,007	(7,057)	5,007
		(1,646,089)	(1,193,560)	(1,533,265)	(1,439,008)

Profit before income tax and social contribution		3,105,258	1,856,407	3,184,033	1,720,908

Income tax and social contribution	8.d	(267,836)	(185,652)	(346,611)	(50,153)

Net profit for the year		2,837,422	1,670,755	2,837,422	1,670,755

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	1.17	0.69	1.17	0.69

Diluted earnings per share	34	1.17	0.69	1.17	0.69

See the accompanying notes to the individual and consolidated financial statements.

8

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2023 and 2022
(In thousands of reais)

	Parent Company		Consolidated
	2023	2022	2023	2022

Net profit for the year	2,837,422	1,670,755	2,837,422	1,670,755

Other components of the comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	806	668	806	668
Deferred taxes	(275)	(227)	(275)	(227)
Total comprehensive income for the year	2,837,953	1,671,196	2,837,953	1,671,196

See the accompanying notes to the individual and consolidated financial statements.

9

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000	2,124,411	(163)	(3,844)	-	25,397,365

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-	-	-	-	2,837,422	2,837,422
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-			531	-	531
Total comprehensive income for the year	-	-	-	-	-	-	-	-	531	2,837,422	2,837,953
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	(24,291)	-	-		-			-	-	(24,291)
Purchase of treasury shares, net of disposals	-	-	-	-		-		(2,821)	-	-	(2,821)
Allocation of net profit for the year:
Legal reserve (Note 26)	-	-	129,979	-		-			-	(129,979)	-
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-				(1,600,000)	(1,600,000)
Allocation to tax benefit reserve (Note 26)	-	-		-		-	237,828	-	-	(237,828)	-
Dividends/additional interest on shareholders’ equity distributed (Note 26)	-	-	-	(1,910,000)		1,310,000	-	-	-	-	(600,000)
Distribution of reserve for expansion (Note 26)	-	-	-	1,469,615		(600,000)			-	(869,615)	-
Unclaimed dividends (Note 26)	-	-	-	7,734		-	-	-	-	-	7,734
Total contribution from shareholders and distribution to shareholders	-	(24,291)	129,979	(432,651)		710,000	237,828	(2,821)	-	(2,837,422)	(2,219,378)
Balances at December 31, 2023	13,477,891	384,311	1,380,427	7,107,369		1,310,000	2,362,239	(2,984)	(3,313)	-	26,015,940

See the accompanying notes to the individual and consolidated financial statements.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended December 31, 2022
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2022	13,477,891	401,806	1,175,215	8,103,035		-		1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-		-	-	-	1,670,755	1,670,755
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-				441	-	441
Total comprehensive income for the year	-	-	-	-	-	-	-	-	-	441	1,670,755	1,671,196
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	6,796	-	-		-				-	-	6,796
Purchase of treasury shares, net of disposals	-	-	-	-		-			4,694	-	-	4,694
Allocation of net profit for the year:
Legal reserve (Note 26)	-	-	75,233	-		-				-	(75,233)	-
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-					(1,400,000)	(1,400,000)
Allocation to tax benefit reserve (Note 26)	-	-	-	-		-		166,110	-	-	(166,110)	-
Additional dividends/interest on shareholders’ equity proposed	-	-	-	(570,588)		600,000		-	-	-	(29,412)	-
Unclaimed dividends (Note 26)	-	-	-	7,573						-	-	7,573
Total contribution from shareholders and distribution to shareholders	-	6,796	75,233	(563,015)		600,000		166,110	4,694	-	(1,670,755)	(1,380,937)
Balances at December 31, 2022	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

See the accompanying notes to the individual and consolidated financial statements.

11

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31, 2023 and 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	2023	2022 (Restated)	2023	2022 (Restated)
Operating activities
Profit before income tax and social contribution		3,105,258	1,856,407	3,184,033	1,720,909
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization		6,897,402	5,865,706	7,117,028	6,827,175
Equity in earnings	14	(64,083)	553,752	89,304	61,587
Residual value of written-off property, plant and equipment and intangible assets		16,230	(128,103)	93,304	(136,713)
Interest on asset retirement obligation		33,180	718	38,355	23,212
Provision for legal and administrative proceedings	25	323,018	247,227	323,015	247,227
Inflation adjustment on judicial deposits and legal and administrative proceedings		257,058	91,681	257,057	91,681
Interest, monetary and exchange rate variations on loans and other financial adjustments		741,382	745,836	668,360	759,989
Yield from marketable securities		(83,204)	(266,816)	(83,204)	(266,816)
Interest on lease liabilities	32	1,163,824	1,075,603	1,062,251	1,333,007
Lease interest	31	(28,041)	(28,101)	(28,041)	(28,101)
Gain from acquisition of Cozani (via price adjustment)		(303,435)	-	(303,435)	-
Provision for expected credit losses	29	620,667	585,699	639,692	626,218
Long-term incentive plans		(24,291)	6,796	(24,291)	6,796
		12,654,965	10,606,405	13,033,428	11,266,171
Decrease (increase) in operating assets
Trade accounts receivable		(826,773)	(1,269,979)	(867,369)	(628,272)
Recoverable taxes, fees and contributions		91,412	916,029	85,982	912,306
Inventories		(95,666)	(33,565)	(95,666)	(33,565)
Prepaid expenses		(2,467)	79,523	(18,295)	164,288
Judicial deposits		749,336	(603,825)	749,336	(603,825)
Other assets		(76,756)	(32,696)	(70,677)	(30,709)
Increase (decrease) in operating liabilities
Labor obligations		42,807	40,302	42,807	40,302
Suppliers		736,417	1,088,993	353,319	757,628
Taxes, fees and contributions payable		647,239	122,922	617,975	102,948
Authorizations payable		(246,836)	(2,378,796)	(246,836)	(2,378,796)
Payments for legal and administrative proceedings	24	(343,440)	(242,597)	(343,444)	(242,598)
Deferred revenues		(2,235)	3,100	(31,028)	(49,446)
Other liabilities		(526,266)	(25,262)	(560,692)	(114,173)
Cash generated by operations		12,801,737	8,270,554	12,648,840	9,162,259
Income tax and social contribution paid		(228,184)	-	(228,184)	-
Net cash generated by operating activities		12,573,553	8,270,554	12,420,656	9,162,259

12

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31, 2023 and 2022
(In thousands of reais)

	Parent Company		Consolidated
Note	2023	2022 (Restated)	2023	2022 (Restated)

Investment activities
Redemptions of marketable securities		3,313,983	8,891,947	3,313,983	8,891,947
Investments on marketable securities		(2,998,654)	(6,249,167)	(2,998,654)	(6,249,167)
Other financial assets	12	(53,763)	-	(53,763)	-
Capital increase in subsidiary Cozani		-	(250,722)	-	-
Cash from the acquisition of Cozani (Note 1)		421,835	-	-	-
Consideration for the acquisition of Cozani, net from cash		(443,096)	(6,463,333)	(443,096)	(6,269,951)
Additions to property, plant and equipment and intangible assets		(4,504,314)	(4,730,433)	(4,504,314)	(4,730,433)
Other		2,306	4,475	2,306	4,475
Net cash used in investment activities		(4,261,703)	(8,797,233)	(4,683,538)	(8,353,129)

Financing activities
New loans		-	1,568,343	-	1,568,343
Amortization of loans		(1,197,950)	(565,303)	(1,197,950)	(565,303)
Interest paid- Loans		(205,507)	(157,831)	(205,507)	(157,831)
Payment of lease liability		(1,696,314)	(1,251,552)	(1,812,508)	(1,566,344)
Interest paid on lease liabilities		(1,347,870)	(1,046,549)	(1,420,557)	(1,303,953)
Derivative financial instruments		(393,628)	(269,437)	(393,628)	(269,437)
Purchase of treasury shares, net of disposals		(2,821)	4,694	(2,821)	4,694
Dividends and interest on shareholders’ equity		(2,174,929)	(1,199,201)	(2,174,929)	(1,199,201)
Net cash used in financing activities		(7,019,019)	(2,916,836)	(7,207,900)	(3,489,032)

Increase (decrease) in cash and cash equivalents		1,292,831	(3,443,515)	529,218	(2,679,902)
Cash and cash equivalents at the beginning of the year		1,785,100	5,228,615	2,548,713	5,228,615
Cash and cash equivalents at the end of the year		3,077,931	1,785,100	3,077,931	2,548,713

See the accompanying notes to the individual and consolidated financial statements.

13

TIM S.A.
STATEMENT OF VALUE ADDED
Years ended December 31, 2023 and 2022
(In thousands of reais)
	Parent Company		Consolidated
	2023	2022	2023	2022
Revenues
Gross operating revenue	33,491,945	28,650,398	33,530,346	29,713,383
Losses on doubtful accounts	(620,667)	(585,699)	(639,692)	(626,218)
Discounts granted, returns and others	(6,038,568)	(3,701,149)	(6,039,172)	(3,711,240)
	26,832,710	24,363,550	26,851,482	25,375,925
Inputs acquired from third parties
Cost of services rendered and goods sold	(4,431,498)	(3,726,974)	(3,968,083)	(3,482,166)
Materials, energy, outsourced services and other	(3,525,465)	(3,572,677)	(3,596,819)	(3,810,770)
	(7,956,963)	(7,299,651)	(7,564,902)	(7,292,936)
Retentions
Depreciation and amortization	(6,897,402)	(5,865,706)	(7,117,029)	(6,827,175)
Net added value produced	11,978,345	11,198,193	12,169,551	11,255,814
Value added received in transfer
Equity in earnings	64,083	(553,752)	(89,304)	(61,587)
Financial revenues	1,413,039	1,408,569	1,433,788	1,460,016
	1,477,122	854,817	1,344,484	1,398,429
Total added value payable	13,455,467	12,053,010	13,514,035	12,654,243

Distribution of added value
Personnel and charges
Direct remuneration	788,411	741,769	788,411	741,769
Benefits	241,951	208,513	241,951	208,513
F.G.T.S	76,718	69,252	76,718	69,252
Other	38,653	40,268	38,653	40,268
	1,145,733	1,059,802	1,145,733	1,059,802
Taxes, fees and contributions
Federal	2,529,923	2,258,722	2,675,491	2,358,409
State	2,660,723	3,217,298	2,665,423	3,416,745
Municipal	5,665	96,950	5,345	97,683
	5,196,311	5,572,970	5,346,259	5,872,837
Third-party capital remuneration
Interest	3,054,465	2,598,942	2,962,390	2,895,837
Rents	1,213,380	1,144,754	1,214,075	1,149,225
	4,267,845	3,743,696	4,176,465	4,045,062
Other
Social investment	8,156	5,787	8,156	5,787
	8,156	5,787	8,156	5,787
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	1,600,000	1,400,000	1,600,000	1,400,000
Retained earnings	1,237,422	270,755	1,237,422	270,755
	2,837,422	1,670,755	2,837,422	1,670,755

See the accompanying notes to the individual and consolidated financial statements.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023

Dear Shareholders,

The Management of TIM S.A. (“TIM S.A.”, “Company” or “TIM”) hereby presents its Management Report and 2023 Earnings Analysis, along with the Individual and Consolidated Financial Statements accompanied by the Independent Auditors’ Report for the fiscal year ended December 31, 2023.

The financial statements were prepared in accordance with accounting practices adopted in Brazil, which include the Brazilian Corporate Law, the rules of the Brazilian Securities and Exchange Commission (CVM) and the pronouncements of the Accounting Pronouncement Committee (CPC) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The operating and financial information for the year ended in December 31, 2023, unless otherwise stated, is presented in Brazilian reais (R$), based on consolidated amounts and pursuant to the Brazilian Corporation Law.

Company’s Profile

TIM S.A. is a publicly held company, with shares listed on the São Paulo Stock Exchange (B3), and American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE). In 2023, TIM confirmed that, for the 16th year in a row, has maintained its status as one of a select group of companies that comprise the ISE portfolio (B3’s Corporate Sustainability Index), reinforcing its commitment with the continuous management of social, environmental and governance aspects, creating value for its shareholders and other stakeholders. Additionally, since 2011 TIM has been listed on B3’s Novo Mercado, a segment recognized for maintaining the highest level of corporate governance. Starting in 2021, it became part of the following indexes: S&P-B3 Brasil ESG, Refinitiv Diversity & Inclusion, and Bloomberg Gender Equality.

TIM S.A. is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. TIM operates in the mobile, landline, long-distance, and data transmission markets throughout Brazil, as well as in the ultra-broadband market covering several Brazilian states.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

1.	Message from Management

We are very pleased that 2023 was an outstanding year with great achievements and record-high results. Such outcome was a consequence of navigating well in the new environment of the Brazilian mobile market, our core business segment, and exploring opportunities that are emerging.

Our Core - The Mobile Market

During our Investor Day in November, we explained that the Brazilian mobile market is healthier than ever before, supporting a more-for-more strategy. New market dynamics following the consolidation and favorable demand are driving a better environment to operate.

This new environment is characterized by: (i) a new, more rational, market dynamic with customers focused on value and quality, (ii) essentiality of the service mobile, (iii) opportunity to increase usage with increased demand for data, and (iv) price accessibility.

Our Strategy – Next Generation TIM

We have a clear strategy to craft the Next Generation TIM. Under this framework, we defined four pillars, Mobile, B2B, Broadband and Efficiency, which are developed integrating our people, society, and the environment into our business strategy.

This integration propels our ESG practices to be recognized as one of the most developed in the country. TIM ranked 12th among the best companies to work for in Brazil in the Great Place to Work selection. Sustainalytics also awarded us as ESG industry top-rated. S&P listed TIM among the most sustainable telecom companies in the world. And we are the most diverse and inclusive company in LatAm and the number one telco in the world ranked by Refinitiv.

Our strategic pillars are summarized as follows.

•	Mobile: where TIM generates most of its results and where we aim to be the preferred operator for customers by developing the Best Service, Best Network and Best Offer;
•	B2B: the Company is shaping a new IoT[1] -based market with services and connectivity to address an exponential growth opportunity.
•	Broadband: where TIM wants to grow profitably using a selective approach while keeping future options open;
•	Efficiency: the Company has this pillar as inherent to its operation and carries out all its actions with strict discipline in the allocation of capital resources.

[1] Internet of Things

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Our Achievements[2] – A Historical Year

Our service revenues grew, in 2023, 10.7% year-on-year, totaling more than 23 billion Reais, a record high number in our history. With costs under control, our EBITDA grew more than 14% to reach another record in our history, 11.7 billion Reais.

In this context, our 2023 EBITDA margin expanded to almost 49%—the highest among the large telcos in Brazil and LatAm. Another metric that measures our efficiency in allocating resources is the Capex-to-Sales ratio. We closed 2023 with the best result ever, just below 19%, contributing to our operating free cash flow[3] growing more than 58% year-on-year, summing to 4.2 billion Reais. Additionally, our Net Income rose to 2.7 billion Reais after expanding more than 50% year-over-year. These results explain why we were confident in raising our shareholder remuneration target to 2.91 billion reais, from 2.3 billion.

During 2023, we worked extensively to deliver improvements in customer experience. We seek the Best Service by digitalizing the interactions to accelerate and improve demand resolution. And we were best in class in all resolution rankings of Brazil. At the same time, if a human attendant services a client, the satisfaction with this interaction must be very high. And we delivered that – call center NPS improved more than 40% in the fourth quarter.

Meanwhile, we consolidated our leadership in network coverage and quality in Brazil, confirming that we have the Best Network. We developed the largest 4G and 5G coverage, being the only operator to cover all the cities of Brazil. Our network was also the most awarded among the Brazilian operators, and we ranked number one in Consistency Quality, the most relevant KPI to measure a customer's actual experience.

To complete, we are innovating to create the Best Offer, leveraging new concepts and partnerships to generate novelty and distinctiveness. We’ve launched the first trial offer in LatAm to encourage customers to test our services. We expect this tool to be relevant in changing clients' perceptions of our quality. We just launched commercially our partnership with Ambev. We are expanding the benefits, using the cashback in the Zé Delivery app as a loyalty tool.

These mobile developments are driving us to post the highest blended (prepaid + postpaid) ARPU in the industry, close to 30 reais and growing nearly 13% year-over-year. At the same time, we are improving churn in postpaid, increasing upsell results with upward migrations, and seeing a rise in prepaid spending.

Those notable achievements have been made possible by the contribution of every TIM employee. And we are proud to lead a team of committed and hard-working people with an engagement level of above 90%.

Conclusion and Perspectives

When we started the year, we set challenging but achievable targets. As we executed our plan, results began to come faster, which led to the best performance of TIM’s history in many KPIs.

[2] All financial figures are normalized to non-recurring items to better represent business dynamics.

[3] Represented as EBITDA After Leases minus Capex.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

We completed a quarter of a century of existence over-delivering on every front.

Projections x Results 2023
Indicator	Short Term Projection	Result
Service Revenue Growth	High single-digit[4] Y/Y	+10.7% Y/Y
EBITDA growth	Low double-digit[2] Y/Y	+14.2% Y/Y
Investments	CAPEX on net revenues Ratio: <20%	18.9%
EBITDA-AL growth minus CAPEX	Double-digit[2] A/A	+58.2% Y/Y
Dividends announced to shareholders	> R$ 2.9 Bln	R$ 2.91 Bln (R$ 1.6 bln in IOC and R$ 1.31 bln in dividends[5])

In this scenario we project for the coming years a sustainable growth in Service Revenue above inflation and an expansion of EBITDA with positive evolution in the margin. This dynamic combined with maintaining the level of investments that benefit from the efficiency of new technologies, such as 5G, should promote an improvement in our operating free cash flow. All of this will enable us to continue evolving our shareholder remuneration strategy and reinvest in growth avenues such as B2B and Broadband.

We are on a long journey to become the most preferred telco, so we must keep focused on executing our strategy, adjusting to the environment, when necessary, but never losing sight of our end goals.

2. Economic and Industrial Overview

2.1. Macroeconomic Environment

The year 2023 overall was positive for Brazil. After a 2022 with the most polarized presidential election in history, the country needed to advance important reforms and also carry out a fiscal adjustment of a specific magnitude. At the end of the year, the approval of a tax reform was achieved, even if only a part of it, which had been discussed for 30 years, in addition to projecting the zeroing of the primary deficit by 2024. The movement of the The Central Bank, which from August began a process of gradual reduction of the SELIC, closing the year at 11.75% per year.

Another favorable fact was the decrease in the unemployment rate 7.8%[6] in 2023, lowest number since 2014 and 7.4% in the fourth quarter continuing a series of declines over the last quarters, impacted by the process of immunization against COVID-19 started in 2022. With this quarter's results, the absolute number of unemployed people decreased marginally compared to the previous quarter, to 8.1 million people.

[4] Reference scales: High single-digit= >6.66% and <10%; Low double-digit = ≥10% and ≤13.33%; Double-digit = ≥10% and <100%

[5] Subject to approval on shareholders General Meeting

[6] Source Brazilian Institute of Geography and Statistics (IBGE).

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Inflation, measured by the Extended Consumer Price Index (IPCA), ended 2023 at 4.62%[7], above of the target the estimated target for the year (3.25%), but inside of the margin of the target of 1.5%. Despite having the second largest nominal increase (7.14%), the Transport group had the greatest weight in the general inflation index, with 1.46 percentage points. Gasoline, which is part of the group, was the sub-item with the greatest weight among the 377 that make up the IPCA. In the year, the increase was 12.09%, with an impact of 0.56 p.p. Also in the group are two other sub-items that make up the podium of the most relevant price increases for the IPCA. Registration and licenses increased by 21.22% in the year and weighed 0.53 p.p. in the IPCA. Air tickets come in third place in the ranking, as they rose 47.24% in the year and contributed 0.32 p.p. to the index. In the Health and personal care group, the biggest contribution came from the health plan (11.52% increase and 0.43 p.p. in the index). In Housing, the main positive contribution came from residential electricity (9.52% and 0.37 p.p.).

In 2023, the exchange rate recorded a considerable volatility, with the Real appreciating against the US dollar in relation to the end of the previous year. At the last closing period, the American currency ended quoted at R$ 4.85, accounting for a decrease of 8.06%. Uncertainties regarding American inflation and external factors such as the War between Russia and Ukraine in addition to the confrontation that began in October 2023 between Israel and Hamas, contributed to the oscillation scenario presented by the currency. In relation to the Brazilian Real, the American currency recorded a high of R$ 5.45 against a low of R$ 4.72 during the year, accounting for a change of 15.5% in a scenario of domestic uncertainties, fiscal risks and many discussions about, for example, the Tax Reform Proposal, in addition to the new expenditure framework. Both measures would be approved months later and helped reduce market uncertainty, The trade balance ended the year with a surplus of US$ 98 billion, accounting for an increase of 60.6% compared to the end of 2022. Exports closed the year at US$ 339.7 billion and recorded a positive change of 1.7% compared to 2022. Imports recorded US$ 240.9 billion, accounting for a decrease of 11.7% in the annual comparison. The superávit value represent the highest record of the entire historical series.

The international scenario was, for one more year, marked by many uncertainties and volatility with high inflation rates with resistance to be reduced, led by commodity, food, and logistical and production bottleneck, as well as a reduction in GDP growth rates in most countries. The United States showed a slowdown in the inflation rate to 3.4%, and GDP growth of 2.5% compared to an expansion of 2.1% in 2022. The economy in Europe shows a low pace of growth, greatly impacted by the effects of the war between Russia and Ukraine and more recently the conflict between Israel and Hamas, affected the pace of the resumption of the post-pandemic economy. The GDP of the Organization for Economic Co-operation and Development (OECD) member countries increased 0.7% in the third quarter. The International Monetary Fund (IMF) points to a forecast of 3.0% [8]growth for the global economy in 203.

[7] Source: Brazilian Institute of Geography and Statistics (IBGE).

[8] Source: International Monetary Fund

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

2.2. Particularities of the Telecommunications Sector

The telecommunications sector in Brazil is marked by the high degree of competition and by the effective regulation of the National Telecommunications Agency (ANATEL), which has the mission of “promoting the development of telecommunications in Brazil, in order to provide it with a modern and efficient telecommunications infrastructure, capable of offering society appropriate and diversified services at fair prices nationwide”.

Throughout its trajectory, the sector has always been impacted by fierce competition on the Brazilian market, which can be seen by the presence of very aggressive offers from the viewpoint of the content available to customers and the reduced level of prices charged by operators in general. However, in recent years, this competition has moved more towards issues related to quality and service, becoming more rational from the point of view of prices. In the last year, it is possible to say that we had a process of continuity of this transition to a new model of competition.

In 2023, the acquisition process of the mobile operation assets of Oi Móvel S.A. was fully completed by TIM, Telefônica Brasil S.A. and Claro S.A., after all the precedent conditions provided for by the National Telecommunications Agency (ANATEL) and by the Administrative Council for Economic Defense (CADE) were fulfilled, with the approval by the Arbitration Chamber Court of the agreement regarding the closing price, concluded between the buyers, TIM, Telefônica Brasil S.A. and Claro S.A and the seller, Oi S.A..

Finally, the year 2023 was marked by the continuity of the implementation and expansion of 5G technology in Brazil, which seeks to meet the demand for higher connection speeds. In this context, TIM ended 2023 having implemented 5G technology in 137 cities, includingall 27 capital cities of the country, with a much higher number of antennas than required by ANATEL, thus providing a better experience for the user.

3. TIM Services

3.1. Business

TIM is recognized for its strong brand and its reputation as an innovative and disruptive company, capable of meeting new consumption patterns on the market. With a proactive approach the Company is always in a leading position in the transformation of the telecommunications business model. The profiles of customer usage are based on the consumption of data, content, and digital services.

TIM’s pioneering spirit and innovative offerings are hallmarks registered of the Company, which has a complete portfolio both for individual customers and corporate solutions for small, medium, and large enterprises. In addition to the traditional mobile voice and data services, TIM offers the fixed ultra-broadband service, and continues to pursue new sources of revenue, with pioneering initiatives in new business fronts, such as financial services and monetization of the client base, mobile advertising and IoT.

Also in its portfolio, the Company offers several services and digital content in its packages, increasing the functionality of mobile devices in its customers’ daily lives. Positioning itself in a unique way with the objective of becoming the most preferred operator for Brazilians, having the best value proposition in a market that is leveraged by value. Whether with a better service, offering a better customer experience, or with a better network, what was once a structural obstacle is now a competitive advantage, in other words, a better offer, counting on partnerships and innovative offers.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Demonstrating this differential, in 2023, TIM started several partnerships on the most varied fronts, with emphasis on the Content and Security segments (partnership with Deezer and HBOMAX, for example), Education (Descomplica), Retail (Zé Delivery) and Health (Cartão de Todos). This simultaneously generates social impact and solid revenue growth, which allows the Company to accumulate Free Operating Cash Flow.

3.2. Strategy

With the update of the Company’s strategic plan, TIM reinforces the search for sustainable business growth considering all stakeholders and aiming to create value for each of them. In this context, the plan designed by the Company is centered on strategies for the evolution of the existing business with incremental innovations and initiatives that improve TIM's relative position. At the same time, new fronts are opened seeking business transformation with more disruptive changes, entry into new markets and capture opportunities that go beyond TIM's core business. Among the levers to achieve our aspiration, we can mention the following:

▪	Consolidate the best value proposition in a market focused on value, with better service, better network and better offer. With better service we continue our best journey towards excellence in customer experience, with the best network we consolidate our position as leader in network quality in Brazil and with the best offer, we leverage our DNA of innovation and partnerships to offer the best offer.

▪	Expansion of our presence in the B2B/IoT technology area, leveraging TIM’s pioneering spirit with strategic moves aimed at capturing the expected market growth and seeking opportunities, especially in 5G;

▪	Search for high-growth opportunities, leveraging TIM's strengths in mobile: rapid growth in IoT, with pioneering in several sectors, from Agro and Logistics to Industry, reaching Public Services

▪	Expansion of the portfolio of our strategic partnerships to accelerate our value generation, a line in which TIM already has partnerships with sector leaders and maintains the search for business opportunities;

▪	Selective approach to grow profitably in the broadband market. There is room to accelerate in this market and the Company is ready to do so.

The Company is developing its next generation, with a very well-defined strategy: to be the preferred operator in the mobile segment, shape a new B2B market, profitable growth in broadband, culminating in efficiency inherent to the business.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

4. Human Resources

The Human Resources Executive Board, which has been renamed People, Culture and Organization Executive Board as of July 2022, is structured with the purpose of ensuring the best practices related to people management to support the evolution of the Company, aligned with technological transformations and business challenges, the commitment to sustainability and the appreciation of diversity and inclusion. In addition to always seeking the evolution of the work model, the construction of ecosystems for the continuous development of skills, the promotion of care and well-being for our employees in all dimensions.

Having an engaged team is essential to overcoming challenges and achieving better results. At TIM, the relationship of transparency and respect with all levels of the company strengthens our pride and sense of belonging, as well as a clarity as to the direction we are heading. These factors are differentiators in the development of our employer brand and employee experience.

In 2023, we had a 98%(+2pp) participation in the Climate and Engagement Survey, confirming the consistency of this process as one of the most important means of listening to people and providing the opportunity to contribute toward the evolution of our company.

We maintained the result as the previous year, with favorability of 86% (0pp), placing TIM 14pp. above the Global Telecom Market and 10p.p. above General Market Brazil from Mercer, a consultancy partner for the methodology and application of the research.

In 2023, we recorded growth of 1pp in 3 research dimensions, Culture of Integrity (-1pp x P90), Engagement (-1pp x P90) and Healthy Environment (+1pp x P90), thus being above or close to the classification of Best Practices according to with the favorability achieved.

Among the issues with the greatest growth, those related to trust in the Ethics Channel (+2pp) and Appropriate conditions for each work model (+2pp) stand out.

The integrity culture remains the most recognized dimension, reaching a 92% favorability, with +1pp growth and needing a further 1pp to rank in the Best Practices market (P90). Emphasis on the promotion of an inclusive environment with favorability of 96% (0pp) and +7pp x P90 and an environment free from harassment and discrimination with favorability of 94% (0pp) and +2pp x P90, corroborating TIM's focus on the topic of Diversity & Inclusion.

In 2024, we will continue implementing structured actions for the well-being of employees and readiness for change, through actions that favor organizational agility, aiming to maintain care for people and the search for innovation.

4.1. People

TIM ended the year 2023 with 9,275 employees across Brazil. These employees – with their histories and knowledge – represent the Company’s intellectual capital and act as engines for business development.

Around 70% of our employees have a college degree or are currently attending college, and 9.4% have postgraduate degrees.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

In 2023 we also achieved the ESG goals established with the market in the areas of social representation. We have 41% of self-declared black employees in our workforce and 36% of leadership positions are held by women. The numbers and results show that TIM has a diverse and highly qualified team of employees to meet the challenges of the Company's future.

The workforce is rounded out by 179 interns and 176 young apprentices.

4.2. Development and Training

In 2023, we have once again evolved people development practices, connected to the new Cultural Values and the needs of the organization, with transversal and customized actions for different audiences, to support the achievement of the objectives of the strategic plan.

Once again, we evolved the performance management process through feedback from TIMe itself, to add even more value to eligible employees. In addition to including new elements of Cultural Values in the TIM Competency Model, we also enhanced the role of Leadership in project evaluation.

Throughout 2023, the following were contemplated: the closing of the 2022 Performance cycle and the launch of the 2023 Performance cycles.

At the end of cycle 22, we achieved 94.9% participation in the Assessment stage and 93.8% adherence to the Feedforward registry.

In July, the first assessment of leadership and peers/clients by projects took place, opening the 2023 cycle with improvements in the experience of our internal clients, reaching 97% adherence.

At the end of 2023, the main novelty was the inclusion of the Store and Call Center attendants, as newly eligible for the process, who will be evaluated on Attitudes expected from our new cultural identity.

With these results, we continue the challenge of evolving the development and feedforward culture, with a 100% customized, agile and inclusive process.

In our people development strategy, we continue to use the same premises: customization and added value.

For leadership development, for example, we continued the E-Coaching program for first management and the Intercompany Mentoring program for women. At the end of the year, we modeled and implemented a pilot Leader Coach class, a program that will begin its roll-out in 2024 for the entire company leadership.

In the E-Coaching program, 4 new classes were launched, totaling 17 classes since its launch. 78 leaders - most of whom were promoted to their first management - experienced the digital journey that was remodeled, with individual and collective short-coaching sessions with a coach certified by the ICF (International Coaching Federation). To date, 383 people have completed their journey since the program was launched in 2020.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

At Intercompany Mentoring, in partnership with the “Positive Women” initiative, we concluded the 3rd wave of the program with 193 women from 23 different companies participating in a 6-month journey with mentoring sessions, lectures and peer-to-peer meetings.

Up to date, 389 women have been impacted by the program, which aims to promote reflection, awakening empowerment and accelerating the development of women's careers.

In September, society was informed, during TIM Talks, about the continued development of mentees participating in all previous waves, in a Hub that will be launched in 2024.

Two other initiatives launched in 2023 that contributed to people's development were the Mentoring classes for Interns and Culture Ambassadors, involving 81 interns and 45 ambassadors respectively. In mentoring for interns, we trained and invested in 58 internal mentors. When mentoring ambassadors, we count on renowned professionals in the market, with experience in cultural transformations to support them in their work.

For Talent Management, in 2023 we invested in a Talent Analytics study and implemented a Talent Committee involving executives from the company's operations area (Chief Revenue Officer) to not only map the talents of the board, but also refine the methodology designed internally for roll-out with other areas of the company.

For senior leadership, we continue to map the executives who will guarantee the long-term continuity of the business. Another wave of a Top Executive Assessment in partnership with an external Leadership Advisory consultancy helped us map and accelerate the development of senior executives who will feed the company's succession plan.

TIM also continued personalized learning journeys for the different areas based on the different needs related to the activity.

To support and evolve with the learning process, we prioritize cultural education, upskilling and reskilling programs and actions, as part of our TIM Mais Knowledge Learning Hub, which consolidates individual and collective journeys for employee learning on strategic business topics, such as digital mindset and skills, innovation, governance, customer experience, change management, among others.

TIM + Knowledge is made up of three fronts: You + TIM, which brings together everything an employee needs to know about our TIM: information about the organization, strategy and evolution of our business, ESG commitments, values and guidelines; You at the Front, which brings together everything an employee needs to be the professional of the future and boost the development of their career; Você + Tech, which brings together everything an employee needs to develop the necessary skills and act with technical excellence in their area, promoting digital acceleration.

From the perspective of education and learning initiatives, in 2023, TIM's strategy and focus was to support the evolution and transformation of the business through the development of new digital skills through the Onda Digital Learning Program (soft and hard skills)

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

In total, there were 8 skills that included learning initiatives, totaling the participation of more than 3,000 people impacted in different business areas.

For professionals mapped in JAS, more than 700 people were prioritized in upskilling and reskilling journeys and certifications in new capabilities.

Furthermore, we strengthened Plural, an internal multiplication program that aims to support the process of developing essential technical and behavioral skills for the business. The program provides multiplier collaborators with a leading role in the creation of content and connects people in a learning network where knowledge sharing happens in a strategic, democratic, customized and flexible way on topics such as Excel, Power BI, Storytelling in Data, Cloud, Agile, among others. Through a recognition program, multipliers can score and exchange their points for educational actions and benefits, thus valuing their contribution to the business in sharing their knowledge and supporting the retention of these specialists in the company.

TIM also offered transversal initiatives such as:

•	Conecta: Onboarding program, to integrate new employees and instill pride in being part of the company. With a dynamic and structured journey, it offers welcoming, collaborative and learning activities, with topics such as ethical conduct, combating corruption, the company's sectoral context and competitive scenario, among others.

•	TIM Talks: TIM’s annual Training, Development and Communication Program, available to employees and society as a whole. In 2023, we will address how we enable technology and innovation in a sustainable way in favor of ESG and how we use our purpose and culture as a lever to enhance our deliveries and create value for employees, customers and society. Therefore, our central theme was “Purpose that Transforms Futures”. The event took place from 10/17/2023 to 11/01/2023, with a hybrid opening ceremony, which addressed how ESG permeates an organization's strategy and practice. Subsequently, 27 actions were carried out, in different formats (online and hybrid), with the participation of partners from the Positive Women Ecosystem and TIM commercials. The panels were broadcast on TIM's YouTube channel, open to all of society, reinforcing our commitment to the democratization of knowledge and inclusion. with 3551 live appearances and over 240,000 post-event views.

•	Bem + Estar Week: In September 2023, Bem + Estar Week had a reflective and innovative approach, through the theme “What is important to you?”. We promote the union of the pillars of Environment, Health, Safety and Diversity and Inclusion, in order to provoke reflections on individual well-being, based on self-care, collective well-being, by awakening social awareness and the well-being of the our planet, that is, the legacy that will be left for future generations. Following the approach, we opted for leaner actions and directly connected to the themes in order to not overload our collaborators. We carried out a campaign to publicize the initiatives, which ranged from lives with experts on the topics to reinforcement on the importance of collecting electronic waste in offices and stores, in order to engage our collaborators to dispose of their equipment at collection points. available at our facilities. The Wellbeing Week also addressed topics such as Harassment Prevention, reinforcing the company's Reporting Channel, and Suicide Prevention, reinforcing the Continuous Care Program that the company offers to its employees.

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•	Cybersecurity Actions: Throughout 2023, we promoted a series of actions that support the company's acculturation to the importance of cybersecurity practices, in order to disseminate them. We continued the Security Champions Program, which aims to support the dissemination of the topic at TIM by training employees in the Technology and Business areas in the main security concepts to increase the company's level of maturity. We launched the mandatory Phishing Prevention course for all employees, in order to support the identification of messages and emails with risks associated with personal and corporate security. Furthermore, to strengthen the topic throughout the organization, we promoted CyberDay with the aim of disseminating information to generate engagement and knowledge on topics involving CyberSecurity. The event had the participation of 20 speakers, 1,871 participants, reaching over 6,000 online participations.

4.3. Talent Attraction and Acquisition

Based on the strategic plan and on the innovation targets, TIM reinforced the employer brand positioning and launched initiatives to promote the development of digital and technological skills to people in society, improve talent attraction and increase the effectiveness in professional acquisition.

In 2023, we continued to hire professionals who adhere to the new capabilities to fill 71% of the vacancies worked on in recruitment, reinforcing our commitment to acquiring new skills to ensure continued business evolution.

We also work to evolve in hiring professionals in accordance with the company's Diversity and Inclusion corporate strategy and goals. For the leadership vacancies worked on in recruitment, we hired 44% of women to occupy these positions, contributing on this front to achieving the corporate target of women in leadership at 36.2% in 2023. On the People with disabilities front, we hired in 2023 around 200 professionals in different areas of the company to reach the level of 85% of the hiring target for this group.

Furthermore, we designed our talent attraction strategy for entry programs, always focused on attracting and developing people, based on requirements related to soft skills and with a focus on meeting the diversity pillars established by TIM:

Internship Program: In august 2023, we announced the most recent wave of the TIM Internship Program, offering 122 vacancies, distributed across 7 Brazilian states and strategically aimed at acquiring talent in various areas, with a predominant focus on skills related to digital innovation and business evolution. We implemented promotional strategies on social media that, in collaborations with influencers, generated more than 99 thousand views, in addition to live streams with more than 2 thousand simultaneous viewers. We also held in-person and online events at universities, exceeding 25,000 interactions with university students and we also had internal communication actions so that all employees could publicize the Internship Program opportunities. All these practices resulted in 13,301 applications, a 10% increase compared to the 2022 program and a record number of applications for TIM Internship Programs.

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The selection process included an initial stage of gamified assessment, incorporating engagement, cultural fit and logical reasoning modules, deepening the understanding of TIM’s organizational culture, its curiosities and innovations. In line with digital skills, the next phase involved an interactive group experience, through a virtual Escape Room, providing candidates with an immersion in TIM’s various environments, such as the Concept Store, the People, Culture & Organization area and the Technology Laboratory. This phase allowed participants to demonstrate skills such as logical reasoning, team collaboration, decision making, communication and leadership.

The Internship Program continues to play a vital role in strengthening TIM's culture of diversity and inclusion. This year, we overcame the challenge of attracting a diverse audience, reflecting a representation of more than 80% of interns identified in at least one of the diversity pillars. With regard to commitment to the racial pillar, we reached a milestone, with 57% of hires being self-declared black and brown people. Of the people hired, 47% are women, and when segmenting black and brown women, this rate rises to 56%. Within the scope of the LGBT+ pillar, we achieved a notable achievement, with 27% of interns hired, reaffirming the diversity awards received by TIM throughout the year.

Furthermore, the program not only attracts young talent, but also welcomes 6.6% of interns aged 30 and over. During the program, interns participate in a diverse and personalized development journey, consisting of online courses, mentoring and business challenges, providing the opportunity to improve and develop essential skills to achieve new results. The Internship Program solidifies TIM's ongoing commitment to excellence, diversity and innovation.

Young Apprentice Program: in 2023, we started a talent pool at Gupy that has already accumulated more than 5k applicants for TIM's Young Apprentice opportunities. An additional challenge was the internalization of the selection process for these vacancies, which generated savings of more than 80 thousand reais for the company, in addition to ensuring a selection process that was more aligned with the company's culture. We hired 180 people between 18 and 24 years old across the country, who started their professional careers at TIM. Of this number, 64% are women and 46% declared themselves black or mixed race. The program has a strong social impact and is aimed mainly at people in socially vulnerable situations. We form partnerships with third sector institutions that reinforce this premise, such as PROA and the consolidation of the Employability Pact Between Heaven and Favela. This group's journey involves theory and practice, with vacancies available in administrative areas and stores.

During the development journey, apprentices have the opportunity to learn basic skills that will help them launch their professional career and prepare for future challenges. This year, 19 young people had the opportunity to take on other positions in different areas.

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In recruitment practices, in 2023 we completed the implementation of the new ATS (Applicant Tracking System) for Store and Call Center vacancies, which brought more intelligent resources based on data and artificial intelligence to increase agility and assertiveness in recruitment processes, in addition to better usability and more positive experience for candidates and managers during the Recruitment and Selection journey. We had more than 1.1 MM views on talent attraction platforms (LinkedIn, Vagas.com; Gupy and Success Factors).

4.4. Diversity and Inclusive Culture

In 2019, a management team dedicated to the topic of Diversity and Inclusion was established, as part of the People, Culture & Organization board. The area, recently renamed Cultural Education & Inclusion Management, has the mission of ensuring the evolution of the company's inclusive culture, through the construction, implementation and management of specific policies, projects and programs, as well as promoting initiatives that contribute to the appreciation of diversity and promoting inclusion, at TIM and in society.

Since its creation, the area has implemented a consistent governance program on the topic in the company, which includes continuous communication and training actions, based on an annual diversity and inclusion calendar (with reference to UN international dates and national dates), creation and/or review of policies and processes aimed at inclusive culture, monitoring of indicators, and the creation and implementation of specific projects and initiatives to promote inclusion in the pillars of diversity. At the executive level, in 2020, a Diversity and Inclusion Committee was created led by the CEO of TIM, and with the participation of all his direct reports, which monitors the evolution of processes and opportunities to advance the company's agenda. Understanding that people's involvement is fundamental to the evolution of culture, in 2020 we launched 5 Affinity Groups, one for each pillar detailed on the next page, which today have approximately more than 500 employees.

TIM believes in the diversity of its workforce as a fundamental pillar in promoting a positive experience for people. The Company maintains efforts to disseminate a culture of respect and inclusion among employees and in Brazilian society and reinforces its commitment through its ESG Plan goals. In line with these strategies, in 2023, TIM maintained its focus on the D&I pillars it works on:

• Gender: We work towards gender equity by empowering women, increasing female representation in leadership positions and in technology areas and promoting policies and initiatives in favor of employability, development and career evolution. Furthermore, in 2023, we had a strong presence in the fight against violence against women, through partnerships and strategic programs on the topic.

• People with disabilities: We combat ableism through employability, accessibility and inclusion programs and actions for this public.

• LGBTI+ people: We promote a safe environment that combats LGBTphobia through employability programs and awareness initiatives that guarantee equal treatment for people regardless of their affective-sexual orientation, gender identity and expression.

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• Race/Ethnicity: We guarantee equity of opportunities through employability and career development initiatives, thus increasing the representation and retention of black people at TIM.

• Generations: We value an intergenerational culture, which combats ageism through an environment of mutual exchange, which qualifies, integrates and includes young and senior people.

• Social Inclusion: This is not a specific pillar of the Diversity and Inclusion Department, however, TIM has a strong commitment to social inclusion. With this in mind, in 2022, we began a partnership with the NGO Gerando Falcões in favor of the social and economic transformation of peripheral communities spread across the country, with initiatives to promote productive inclusion, bringing more technology to communities, employability, training and donating resources to social projects carried out by the NGO. Two classes were held during the months of August and September 2023, in the cities of Rio de Janeiro and São Paulo, training 30 people, of which 8 were hired to work in our own stores. In August, a Pact for the Employability of Pedra Lisa, located in the Morro da Providência region of Rio de Janeiro, was signed with Gerando Falcões, which is served by Gerando Falcões through the Favela 3D Program. In the document, TIM made a commitment to building a fairer and more inclusive society, by combating unemployment in the locality.

Furthermore, the “Respect generates respect” program, launched in November 2021, had its actions intensified. Created with the aim of preventing and curbing moral and sexual harassment and bullying, the program-maintained communication activities and continuous training for TIM leadership and professionals throughout the year, in order to promote a safer and freer culture and work environment. of any type of discrimination. As part of support and reception, a specific social assistance service on the topic was made available to employees.

To support the process of acculturation and learning about topics related to Diversity and Inclusion, TIM carries out initiatives to combat unconscious biases through training for the professional public and leadership. In addition, it has the Conscious Keyboard, which works to eliminate expressions and words from everyday life that carry racist, sexist, ageist, ableist and LGBTphobic connotations. The application alerts users about the use of discriminatory words, explains the origin of the terms and proposes replacements. In addition, TIM also has diversity guides on the company's website that cover topics such as inclusive leadership, inclusive and respectful attitudes on the pillars of LGBTI+, PWD, ethnicity, gender and generations.

Throughout 2022 and 2023, TIM developed initiatives such as educational and communication campaigns, in alignment with the annual Diversity & Inclusion calendar, which includes the main global dates according to the UN calendar and highly representative national dates. In addition to topics related to the 5 representative pillars, we work on other topics of great relevance, such as fatphobia, HIV/AIDS and religious intolerance. Another action was TIM Convida, a series of digital events, open to the whole of society, with the aim of discussing current issues related to D&I, with speakers recognized for their work on the topic. In addition, the “Chama pro TIMe” Project was continued in all pillars worked at TIM Brasil, in which collaborators are invited to nominate candidates from minority groups for opportunities at TIM. We carry out specific training for leaders on the pillars and themes of D&I, in addition to having mandatory training on Diversity and Inclusion in our onboarding.

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During the year, we also continued with our LGBTI+, People with Disabilities, Black People, People 45+, Tech Women and Women Leaders talent banks, available to the whole of society, publicized through our campaigns throughout the year and on the external website.

On the ecosystems and strategic partnerships front, TIM continues to participate in some of the most important movements in the D&I ecosystem: UN Women; Business Coalition to End Violence Against Women; Business Coalition for Racial and Gender Equity, focusing on the black population; Business and LGBTI+ Rights Forum, focusing on the LGBTI+ community, Generations Forum, focusing on people aged 45 and over, and Business Network for Social Inclusion (REIS), focusing on people with disabilities.

As a result of our continuous effort, in 2023 TIM was recognized with several diversity awards and rankings:

•	Corporate ESG Awards 2023: We won the silver medal in the Best Company in Diversity, Equity and Inclusion and Best Company in Sustainability Report categories at the Corporate ESG Awards 2023, which brings together the publicly traded companies with the best performance in ESG areas in the world

•	Top Employers: In the 2023 edition of the award, we were recognized as one of the best employers in Brazil, highlighting our purposes and values, talent acquisition, encouraging the sharing of knowledge, encouraging connection within our work environment, our diversity and inclusion programs and our ethics and integrity policies

•	Refinitiv: For the third consecutive year, we appear in the Refinitiv ranking, an LSEG business Diversity & Inclusion Index, this time with an expressive result: number 1 globally in the telecommunications sector and among companies in Brazil and number 4 in the general list worldwide that evaluates the performance of more than 15 thousand publicly traded companies on topics of diversity, inclusion and career development

•	IDiversa B3: TIM is the only telco listed in the new B3 index, the first in Latin America to consider gender and race criteria and recognizes companies that promote greater representation of groups such as women, black and indigenous people in the market

•	BR Equity Seal: TIM was recognized by the Human Rights Campaign Foundation for ensuring an inclusive work experience for LGBTQIA+ employees. The company was the only one in the telecommunications sector named among the best environments for LGBTQIA+ people to work, receiving the Equity BR seal, promoted in Brazil by the +Diversity Institute and the Business and LGBTI+ Rights Forum

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•	Bloomberg (GEI): 1st place in Latin America in the Bloomberg Gender Equality Index and 7th place among the 484 recognized companies

•	• Ethos/Época Diversity and Inclusion Survey: TIM is among the companies recognized by the Ethos Institute Diversity Survey in partnership with Época Negócios Magazine as one of the 72 companies with the best performance in D&I. In addition, it is highlighted in the silver category in the Telecommunications sector

•	GPTW B3 Index: becomes part of the index of companies with the best working environment and whose shares are traded on the Brazilian stock exchange

4.5. Long-Term Incentive Plan

The Long-Term Incentive Plan aims to grant TIM S.A. shares or stock options to employees of the Company and its subsidiaries, thereby seeking to promote the expansion, achievement and success of corporate goals and ensuring the alignment of interests of shareholders and TIM Management.

On April 19, 2018, and March 30, 2021, the General Meeting of Shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020) approved the long-term incentive plans, "2018-2020 Plan" and "2021-2023 Plan", respectively, granted to senior management and those who hold key positions in the Company.

The 2018-2020 and 2021-2023 Plans provide for the granting of shares (performance shares and/or restricted shares). These propose to grant shares to the Company’s shareholders, subject to the participant’s permanence in the Company and performance (achievement of specific targets). The number of shares may vary, more or less, as a result of the performance and eventually the granting of dividends, considering the criteria set forth in each Grant. In general, performance objectives are linked to economic/financial indicators, shareholder performance metrics (e.g., EBITDA After Lease (-) CAPEX and Total Shareholder Return) and ESG indicators – Environmental, Social & Governance (e.g., % of women in leadership positions, % of blacks in leadership positions, eco-efficiency and solid waste recycling), always in line with the objectives presented to shareholders for the Three-Year Plan.

The term of validity of the 2018-2020 and 2021-2023 plans, have the same periodicity of 3 years related to its vesting. In turn, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

As approved by the Company’s General Meeting of Shareholders, the Plans are managed under the responsibility of the Board of Directors, subject to the Company’s Articles of Organization.

Current Plans are subject to Clawback policy which considers the return of payment, in whole or in part, obtained as a result of fraudulent behavior, attributable misconduct and/or error, without which the objective would not have been achieved or would have been achieved at a lower level.

This policy may be activated in the three years following the calculation or disbursement of the award object of this action or fiscal year, whichever is older. The Clawback policy may be triggered even if the respective Participant has, on the date of the activation decision, interrupted - for any reason, including retirement - the employment relationship with the Company.

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The activation of the Clawback policy does not exclude the Company's right to compensation for any additional damages, nor does it in any way exclude the possibility of further initiatives, such as disciplinary measures, termination and/or any other legal action that is permitted and provided for in accordance with the legislation in force. In this sense, the possibility of its activation is an additional element and not a substitute for other actions that may be taken by the Company.

For further clarification on the Company's Long-Term incentive plans for the fiscal year ending December 31, 2023, see Explanatory Note 27, contained in the Company's Financial Statements.

5. Network

Infrastructure is one of the Company's strategic pillars, and throughout 2023, TIM reaffirmed its commitment to invest in seeking to constantly improve its services and continually improve quality, always seeking to offer a better user experience for its users.

In terms of spectrum use, TIM continues its successful refarming project, expanding to the 2.1 GHz frequency, aimed at better and more efficiency performance. Regarding fiber optics, the Company continues the network expansion project, to support the convergent ultra-broadband network, increasing the availability of FTTH and FTTS.

TIM maintained the Biosites expansion project, reaching 1,858 active biosites at the end of 2023. Biosites are sustainable structures of lower cost, easier to install, and do not cause visual impact in cities, to increase site density. In the context of Big Data, the Company continues to evolve its analytics tools based on more complete bases and a proactive approach, aimed at a more efficient targeting of investments.

Regarding corporate culture, new technologies and customer expectations cause a rupture in the traditional model of telecommunications operators. In this scenario, TIM aims to develop, motivate, and engage its employees to work in a dynamic, innovative and collaborative environment, based on a streamlined and flexible operating model.

5.1. National Coverage

TIM's infrastructure has a national reach, becoming the first operator to cover 100% of the Brazilian urban population, with 4G technology in 5,570 cities, making us the first and only private service company to be present in all cities in the world. Brazil. In Brazil, 4G connectivity continues to prevail throughout the country.

During 2023, TIM continued to concentrate the majority of its investments in network and information technology, in line with what was practiced in previous years and with the objective of meeting the growing evolution of data consumption. In this sense, we expanded 5G coverage across the country, reaching 209 cities in Brazil, allowing traffic growth through a new, faster and more efficient access network. For the main cities (Brasília, Curitiba, Fortaleza, Recife, Rio de Janeiro, Salvador and São Paulo), the 5G service is present in 100% of neighborhoods. In addition to the access layer, we increased optical backhaul (FTTS – Fiber To The Site) through new deployments or strategic partnerships with Neutral Operators, increasing more than 2,000 sites connected to fiber

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Regarding the main ongoing projects focused on the modernization and ongoing improvement of our infrastructure, we highlight the following:

▪	Commitment to expand the 4G coverage to all Brazilian municipalities until 2023;
▪	Expansion of 4.5G coverage to 2,069 cities in 20223;
▪	Expansion of the use of 4G in the 700 MHz frequency, present in 4,646 municipalities at the end of 2023;
▪	Expansion of VoLTE, available in 5,470 cities;
▪	Expansion of network capacity through the Massive MIMO solution;

Additionally, the use of the 700 MHz frequency in the development of the LTE network continues to evolve, providing significant improvement in customers’ usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage – with greater penetration.

5.2. Quality

For another year, TIM reinforced its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its clients. The focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

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Thanks to a substantial increase in terms of 5G reach and availability, TIM won five awards from Opensignal, an independent global seal for analyzing consumers' mobile experience, having been awarded in the categories: Video Experience and live Video Experience, 5G Video Experience and 5G Live Video Experience, in addition to Availability, 5G Availability and Consistent Quality.

6. Operating Performance

6.1. Mobile Segment

At the end of 2023, TIM recorded 61.2 million mobile lines, declining by 2.0% YoY. This reduction reflects a combination of a growth in the Postpaid base, reaching 27.6 million lines (+1.4% YoY), representing 45% of the total mobile base, and a decline in the Prepaid base, reaching 33.6 million lines (-4.6% YoY). Human Postpaid (ex-M2M) reached 22.6 million lines (-1.5% YoY), reaching a M2M (“Machine-to-Machine”) base of 5.0 million lines (+16.4% YoY).

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6.2. Fixed segment

TIM UltraFibra's customer base reached 802k lines in 2023, accelerating its annual growth pace (+12.1%). In the year, the number of net additions to TIM's ultra broadband service totaled 86.4k new customers, surpassing the number recorded in the previous year by approximately 3x (+176.6% YoY). The transition of customers to fiber has been maintaining a consistent growth pace: at the end of the year, the FTTH base expanded by 31.0% YoY.

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7. Financial Performance

7.1. Operating Revenue

*The Customer Platform includes revenues from new initiatives such as Financial and Educational Services and Mobile Advertising.

At the end of 2023, the Total Net Revenue reached R$23,834 million, compared to R$21,531 million in 2022, a growth of 10.7% YoY, driven by the positive performance in all lines: (i) Mobile Service Revenue expanding by 11.2'%, resulting from a combination of ARPU growth, migration of customers to plans with higher value, improvement in customer experience and revenue coming from customers that arrived from Oi Mobile, which was incorporated in May 2022; (ii) TIM UltraFibra Revenue sustaining its growth pace, up by 9.7% YoY; and (iii) Product Revenue increasing by 8.7% YoY, as part of the prioritization of higher value devices.

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (RSM) grew by 11.2%, YoY reaching R$ 21,780 million in the fiscal year ended December 31, 2023. ARPU reached R$ 29.5 in 2023, representing an increase of 13.1%. This result once again reinforces TIM's focus on seeking greater monetization of its customer base in line with its strategy.

Below is a performance breakdown of each mobile customer profile in 2023:

(i)	Prepaid Revenue accelerated its growth to 10.5% YoY in 2023, driven by a more rational environment and the arrival of revenue from Oi Mobile customers. In this context, annual ARPU expanded 12.5% YoY.

(ii)	Postpaid Revenue increased by 11.8% YoY and ARPU grew by 13.6% YoY in 2023. This performance is explained by the following: (i) changes in offers and tariff adjustments on a relevant portion of the Postpaid customer base, impacting the Control plan as of April and other plans as of May; (ii) a positive performance from customers migrating to plans with higher value; and (iii) an improvement in the management of the Company’s customer base, offering better services and controlling and reducing churn rates.

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Interconnection Revenue (ITX) decreased by 5.5% YoY, as a result of lower incoming traffic during the period.

Customer Platform Revenue totaled 162 million in 2023, which had an expected slowdown as a result of the review of the business model of this line, whose strategy continues to be the implementation of new partnerships with exclusive offers – such as the agreement with “Cartão de Todos”, during the second half of the year.

The Other Revenues line recorded an annual growth of 1.0% YoY, resulting from higher revenues related to network sharing contracts and IoT services.

Breakdown of Fixed Segment (net of taxes and deductions):

In 2023, Fixed Service Revenue grew by 4.6% YoY.

TIM UltraFibra, the main line for the fixed segment, sustained its growth pace of 9.7% YoY in 2023 and ARPU reached R$94.0.

The Company continues to selectively expand its coverage area as a way of ensuring greater profitability focused on fiber.

7.2. Operating Costs and Expenses

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Operating Costs and Expenses reached R$ 12,214 million in 2023, a 6.5% increase YoY, reflects an increase in expenses with interconnection lines, mainly driven by international roaming services, and by higher costs with products sold and other factors, such as: (i) higher personnel costs from salary and benefits adjustments and employee profit sharing; and (ii) higher expenses related to civil and tax contingencies.

Breakdown of Costs and Expenses Performance:

The Personnel line reached R$ 1,380 million in 2023, accounting for an increase of 7.9% in the annual comparison. This is explained by: (i) the impact from adjustments on salary, benefits and social charges in the year and (ii) the provisions for expenses related to employee profit sharing in the Company's results.

In 2023, the Commercialization and Advertising line remained stable (+0.1% YoY) when compared to 2022, impacted by TSA expenses from January to April, but benefited with the recognition of Fistel credits in 2Q23.

In 2023, growth in the Network and Interconnection line reached +10.2% YoY. This result indicates a worsening in the Interconnection line, which continues to be affected by: (i) higher expenses with international roaming services with the inclusion of new packages in postpaid offers (reflecting the increase in traffic volume); and (ii) higher expenses with VAS content providers (reflecting the improvement in offers), as well as higher network maintenance costs, and infrastructure sharing contracts.

General and Administrative Expenses (G&A) recorded a drop of 1.2%, compared to 2022, totaling R$896 million. This reduction is mainly explained by: (i) lower expenses related to specialized services; and (ii) a reduction in fine line. These effects were counterbalanced by an increase in Maintenance Services line.

The Cost of Goods Sold (COGS) totaled R$ 1,034 million, an increase of 18.7% YoY, due to TIM’s efforts in retaining its customers and improving their loyalty, in addition to the Company’s strategy to focus on higher-value handsets. This growth was with the growth recorded for Product Revenues during the year.

Provisions for Doubtful Debts (PDD) ended 2023 reaching R$ 640 million, an increase of 2.2% in the annual comparison, due to a larger post-payment base because of the addition of customers from Oi, in addition to the replacement of one of the collection operators.

Other Operating Expenses (Income) totaled R$ 332 million in expenses, increasing the balance of this line when compared to the year 2022. This movement is explained by the non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets.

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7.3. From EBITDA to Net Profit

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

The Adjusted EBITDA at the end of 2023 totaled R$ 11,620 million, a 15.4% increase YoY with the performance of Mobile Services Revenue as the main lever. The Adjusted EBITDA Margin ended 2023 at 48.8%, increasing the result obtained in 2022 by 2.0 p.p.

Depreciation and amortization (D&A) / EBIT

The D&A line accumulated R$ 7,117 million, an increase of 4.2% compared to 2022, It is worth noting that this line was affected in part of the year by the impact of the acquisition of Oi's mobile assets.

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EBIT closed the year 2023 with a total of R$ 4,717 million, a 49.3% increase compared to the end of 2022, reflecting the consistent evolution of the EBITDA.

Net Financial Result

The Net Financial Result reached a 6.6% increase YoY, totaling a negative result of R$ 1,533 million, This performance is mainly explained by: (i) a higher monetary update on interest related to the 5G auction with the payment of a new installment in December; (ii) the end of interest capitalization on the 3.5GHz license; and (iii) negative impact since in 4Q23 we did not have a new tranche of the C6 subscription bonus, in addition to a negative effect of greater monetary restatement on provisions for contingencies in the civil and tax spheres, in parallel with a lower receipt interest on financial investments with the reduction of the basic interest rate in the country.

Income tax and social contribution

Income Tax and Social Contribution totaled -R$ 347 million in 2023, compared to -R$ 50 million in 2022. This increase was primarily due to the positive impact on net income resulting from the effect on the result generated from the accounting for the closing price adjustment agreement for Oi's mobile assets.

Net Income

Net Income totaled R$2,837 million in 2023, compared to R$1,671 million in 2022. This result represented an expansion of 69.8% YoY, maintaining the excellent growth pace recorded during the year.

7.4. Cash flow, Debt and CAPEX

In 2023, OFCF totaled R$4,490 million, an improvement by R$3,181 million in relation to the previous year. This result is a consequence of strong growth in Normalized EBITDA (-) Capex, together with a more positive variation in Working Capital and Income Tax. This variation is explained by: (i) write-off of the judicial deposit that represents the end of the dispute over the adjustment of the closing price of Oi Móvel with other possible impacts being adjusted in the consideration for the acquisition of Cozani and adjustment relating to the installment received and (ii) due to an effect on the supplier line due to the natural seasonality of the fourth quarter. Furthermore, a lower cash disbursement with the obligations of the 5G auction contributed to this result.

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Net cash generated by operational activities was positive at R$12,421 million, representing an increase of 35.6% compared to the 2022 financial year. Result of a good operational performance represented by Revenue and EBITDA. The improvement in the annual comparison is due to the high disbursement made in 2022, referring to frequency auctions.

Net cash invested in investment activities was negative at R$4,684 million, a reduction of 43.9% in the annual comparison, whose comparative basis reflects the payment for the assets acquired from Oi Móvel in the previous year.

Net cash invested in financing activities in 2023 recorded a negative R$7,208 million, representing a worsening of 106.6% compared to the previous year. Impacted by a greater distribution of earnings throughout the year, including a payment of additional dividends for the year 2022, which was deliberated and carried out in the year 2023.

CAPEX

In 2023, Capex totaled R$ 4,504 million decreasing by 4.8% YoY, already showing the first benefits arising from the efficiency brought by 5G technology.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

DEBT AND CASH

Debt Profile

* Weighted average interest rate on leasing contracts

Net Debt

Debt by Maturity

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Total Debt (post-hedge) amounted to R$16,679 million at the end of 2023, reducing by R$1,896 million over 2022. This reduction reflects: (i) payment of a portion of the short-term financial debt; and (ii) reduction in total leasing, partly due to the sites decommissioning process.

Financing (post-hedge) totaled R$3,705 million in the year. The average cost of debt, excluding leases and licenses related to the 5G auction, was 12.7% p.a. (104.2% of the CDI) in the quarter, lower than the cost of 14.2% p.a. (103.7% of the CDI) in the previous year, reflecting the reduction in the CDI rate in the period.

The Cash and Securities balance totaled R$5,036 million in 2023, corresponding to an increase of R$297 million against 2022. This increase in explained by the strong operating cash generation in the period, with the expansion of Normalized EBITDA (-) Capex during the year, even though it was impacted by the following disbursements: (ii) payments of financial debt; (ii) payments of installments related to the acquisition of 5G frequencies (two EACE installments were paid – in April and October 2023 – and the 5G license for the current year was paid in December 2023); and (iii) payments on accrued leases.

The average financial yield reached 12.5% p.a. (103.2% of the CDI) in 2023, declining by 14.2 p.p. from 2022 due to a lower Selic rate in the annual comparison.

8. Environmental, Social & Governance

Solid ESG Path

TIM is a pioneer in ESG (Environmental, Social & Governance) topics in the Telecommunications sector in Brazil. The Company has been part of the B3 Sustainability Index Portfolio (ISE-B3) for 16 years, being the company in the sector that has been part of the Index for the longest time. In February 2023, TIM was once again recognized as one of the most sustainable companies in the world by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI) and was included in the Sustainability Yearbook.

Since 2011, TIM has voluntarily been part of the Novo Mercado, the highest level of corporate governance on the Brazilian Stock Exchange, in addition to being the first and only telecommunications operator named as a Pro-Ethics company by the General Comptroller of the Federal Government (CGU) for three editions consecutive.

As a signatory of the UN Global Compact since 2008 and UN Women since 2021, TIM develops projects connected to the Sustainable Development Goals (SDGs) and recognizes the rights to data privacy, secure internet, access to information and freedom of speech as essential and non-negotiable.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

TIM has become a reference in promoting diversity and inclusion at national and international level, with goals, commitments and implementation of various initiatives on the topics of gender, race, LGBTI+ people, generations, people with disabilities, among others. In 2021, the Company became the first Brazilian operator to be included in the Refinitiv Diversity & Inclusion Index, occupying the 1st position in Telecom globally, a highlight that it also maintained in 2022 and 2023. TIM was also the first operator to win the GSMA’s Diversity in Tech international award, which recognizes organizations worldwide with practices in favor of equality, diversity and human rights in the technology sector. In 2023, TIM was selected as the only operator to be part of B3’s IDIVERSA portfolio, a new index that assesses racial and gender representation at the various hierarchical levels of companies. Furthermore, it continued to be included in the Bloomberg Gender Equality Index, which brings together 600 companies from 45 countries, only 16 of which are from Brazil.

Recognized with the Top Employers certification seal for the second consecutive year, TIM is also consolidated as one of the companies with the best HR practices. The certification is the result of an independent audit by the Top Employer Institute, an international institute with 30 years of experience in 120 countries. In January 2023, the Company also joined B3’s GPTW Index, which considers companies certified by the Great Place to Work (GPTW) as the best work environments in Brazil.

TIM responds to the Carbon Disclosure Project (CDP) – the world’s largest database on Greenhouse Gases related to Climate Change – since 2010 and records its emissions in the Public Emissions Registry of the Brazilian GHG Protocol Program.

For further information on TIM's actions to mitigate and adapt to climate change issues, see our Task Force on Climate-Related Financial Disclosures (TCFD) report, published in 2022 and updated in 2023.

Since 2004, TIM has been presenting its performance through sustainability indicators and since 2018 it has been publishing reports in accordance with the guidelines of the Global Reporting Initiative (GRI).. As of 2021, the Company started calling this publication the ESG Report and continues with its commitment to transparency and accountability to its stakeholders, organizing the report in the three pillars: Environmental, Social and Governance. The Report is also assured by an independent third party.

Our Policies on Social Responsibility, Human Rights, Diversity, Environment, Climate Change Management, Corporate Risk Management, Anti-Corruption, Relationship with Suppliers, Occupational Health and Safety, Privacy, among others, are publicly available for free consultation by our stakeholders.

In compliance with the General Data Protection Law, in force in Brazil since 2020, TIM works to ensure customer privacy, protect their personal data and maintain an increasingly transparent relationship. For further information, please consult the Privacy Center on the TIM website.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

In 2013, TIM founded the TIM Institute with the mission of democratizing access to science, technology, and innovation to foster human development in Brazil. Over 700,000 people from all states and the Federal District have already benefited from the Institute’s education and inclusion projects, including internationally awarded prizes (Governorte Award – IDB 2015).

Due to its solid performance in ESG, TIM is included in national and international indices and ratings, such as the Corporate Sustainability Index (ISE B3), Efficient Carbon Index (ICO2 B3), Brasil ESG Index (S&P/B3), S&P Global LargeMidCap ESG Indices , B3 GPTW Index (IGPTW B3), B3 Diversity Index (IDIVERSA B3), CDP Brazil Climate Resilience Index (ICDPR-70), Refinitiv Diversity & Inclusion, Bloomberg Gender Equality Index (GEI), FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI ACWI ESG Leaders, MSCI Emerging Markets ESG Leaders, Teva Women in Leadership Index, Women on Board seal, among others, in addition to being certified by ISO 9001 (since 2000), ISO 14001 (since 2010), ISO 37001 (since 2021) and ISO 27001 (since 2022).

Material Topics

In 2022, TIM renewed its materiality matrix based on the new trends, which consider impacts on the financial and socio-environmental perspectives, the so-called double materiality. The construction of the new head office included the phases of definition, identification, prioritization, analysis and validation, with 1,040 consultations being carried out with various stakeholders of the Company. At the end of the process, eight material topics for TIM were identified, as shown in the table below:

Material topic	ODS
Innovation and technology	8, 9, 11
Digital inclusion and connectivity	1, 5, 9.10, 11
Data privacy and security	16
Energy efficiency	7, 12, 13
Quality of services	9
Health, wellness and safety	3, 5, 8
Ethics, integrity and compliance	16
Transparency and relationship with priority audiences	12, 16

9. Corporate Governance

9.1. Company listed on the Novo Mercado (New Market) for 13 years and has been part of the ISE portfolio for 16 consecutive years

On August 3, 2011, TIM joined the “Novo Mercado”, a segment that concentrates companies committed to the best corporate governance practices.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The migration to the Novo Mercado resulted in benefits for all shareholders. The required rules, in line with the best corporate governance practices in markets such as the United States and Europe, leverage greater liquidity and share appreciation, thus allowing broader access to international markets, in addition to further strengthen the institutional image and increase confidence in the Company.

Moreover, TIM belongs to the select group of companies that make up the portfolios of the Corporate Governance Index (IGC), the B3 Differentiated Tag Along Stock Index (ITAG) and, for 16 years, the Corporate Sustainability Index (ISE), made up of companies that are committed to managing the risks arising from economic, environmental and social developments, in addition to being the first and only telecommunications operator named as a Pro-Ethics company by the Brazilian Office of the Comptroller General (CGU).

9.2. Corporate Governance at TIM

TIM is a publicly-held company, managed by a Board of Directors and a Statutory Executive Board, and supervised by a Fiscal Council. The Board of Directors is assisted by advisory committees, namely, the Statutory Audit Committee, the Control and Risk Committee, the Remuneration Committee and the Environmental, Social & Governance Committee.

The duties and responsibilities of the members of the Board of Directors, the Statutory Executive Board, the Fiscal Council and the advisory committees to the Board of Directors are provided for in the Brazilian legislation, in the Company’s Bylaws, in the Novo Mercado Listing Regulation, in the Board of Directors Internal Regulations, in the Statutory Executive Board Internal Regulations, in the Tax Council Internal Regulations and in the Internal Regulations of the advisory committees to the Board of Directors.

As active and responsible members of the community in which they operate, the Company and its management must base their actions on legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business based, in addition to ethics and loyalty, in good faith, the Company seeks to: (i) act with transparency in its business, (ii) promote fair competition; (iii) excellence in market competitiveness; (iv) serve the well-being and growth of the community in which it operates; (v) improve its human resources; and (vi) promote sustainable development.

9.3. Board of Directors

The Board of Directors (BoD) is composed of a minimum of 5 (five) and a maximum of 19 (nineteen) members, with a term of office of two years, with reelection being permitted. As of December 31, 2023, the BoD consisted of 10 (ten) members, 4 (four) of them independent. In 2023, the BoD met 13 (thirteen) times in the exercise of its functions.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

All decisions taken by the BoD are registered in minutes, published and recorded in the minutes book of the BoD, filed at the Company’s headquarters.

The BoD meets ordinarily at least 6 (six) times a year and 12 (twelve) times at most, and, extraordinarily, upon call made by its Chairman, or by any two Board Members, or by the Company’s Chief Executive Officer. The Chairman of the BoD may invite any member of the Statutory Executive Board, other executives of the Company, as well as third parties who may contribute with opinions or recommendations related to the matters to be addressed, to participate in the meetings of the body. Those invited to attend BoD meetings do not have the right to vote.

The Board of Directors has 4 (four) advisory committees, all directly linked to it: the Statutory Audit Committee, with rules provided for in the Company’s Bylaws, the Remuneration Committee, the Control and Risk Committee and the Environmental, Social & Governance Committee, with one or more members being able to participate in the Committees simultaneously.

9.4. Statutory Board of Officers

The Statutory Board of Officers (Board of Officers) is the Company’s representative and executive management body, comprising a minimum of 3 (three) and a maximum of 12 (twelve) directors, elected by the Board of Directors for a two-year term, with reelection permitted, and may be removed by the same body at any time. As of December 31, 2023, the Company’s Board of Officers was composed by 6 (six) board members. In 2023, the Board of Officers met 39 (thirty-nine) times in the exercise of its functions.

9.5. Fiscal Council

The Fiscal Council (CF) is the body that oversights the acts of the Company’s management and provides information to shareholders and must operate permanently. The Fiscal Council is composed of a minimum of 3 (three) and a maximum of 5 (five) effective members, each with a respective alternate, shareholders or not, elected by the General Meeting. All independent professionals recognized by the market, who do not maintain any other relationship with the Company. As of December 31, 2023, the Company’s Fiscal Council was composed of 3 (three) effective members and an equal number of alternate members. In 2023, the CF met 12 (twelve) times in the exercise of its functions.

9.6. Statutory Audit Committee

The Statutory Audit Committee (CAE) is a collegiate advisory body, directly linked to the Board of Directors, composed of at least 3 (three) and at most 5 (five) members, all of whom are independent. Currently, the Statutory Audit Committee is composed of 3 (three) members.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The purpose of the Statutory Audit Committee is to supervise the quality and integrity of financial reports, compliance with legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of auditors, both internal and independent, as well as to supervise and evaluate the signing of contracts of any nature between the Company or its subsidiaries, on the one hand, and the controlling shareholder or its subsidiaries, affiliates, subject to common control or controlling companies of the latter, or that otherwise constitute related parties to the Company, on the other hand. In addition to its ordinary duties, the Statutory Audit Committee also serves as the Company’s Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act, to which the Company is subject, as it is a company registered with the US Securities and Exchange Commission – SEC. In 2022, the Statutory Audit Committee met 18 (eighteen) times in the exercise of its functions.

The members of the Statutory Audit Committee analyzed the Financial Statements, accompanied by the Independent Auditor’s Report and the Annual Management Report, for the year ended December 31, 2023 (“2023 Annual Financial Statements”). Considering the information provided by the Company’s Statutory Executive Board and by the external audit firm Ernst & Young Auditores Independentes S/S. (“EY”), as well as the proposed allocation of income for the year 2023, the Statutory Audit Committee assessed that this information and documents adequately reflect, in all material respects, the financial positions of the Company and its subsidiaries. For this reason, they unanimously recommended the approval of the aforementioned documents by the Company’s Board of Directors, for submission to the Annual Shareholders’ Meeting, pursuant to the Brazilian Corporation Law.

9.7. Control and Risk Committee

The Control and Risk Committee (CCR) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least 3 (three) and at most 5 (five) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in the evaluation of internal control and risk management measures, and compliance with governance rules. As of December 31, 2023, the CCR was composed of 5 (five) members, 2 (two) of which are independent. Throughout 2023, the CCR met 9(nine) (9) times in the exercise of its functions.

9.8. Remuneration Committee

The Remuneration Committee (CR) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least 3 (three) and at most 5 (five) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in the evaluation of proposals for apportioning the global remuneration approved by the General Meeting, and the criterion for the remuneration of Statutory Directors and senior executives of the Company. As of December 31, 2023, the CR was composed of 3 (three) members, 1 (one) of which is independent. Throughout 2023, the CR met 6 (six) times in the exercise of its functions.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

9.9. Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee (CESG) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least 3 (three) and at most 5 (five) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in development and implementation of the Environmental, Social & Governance strategy and principles, including, among other activities, the recommendation of the Company's guidelines and strategy applicable to the management of environmental, social and governance issues. As of December 31, 2023, the CESG was composed of 5 (five) members, 2 (two) of which are independent. Throughout 2023, the CESG met 3 (three) times in the exercise of its functions.

9.10. Shareholding structure

The Company’s share capital ended the year 2023 in the amount of R$ 13,477,890,507.55, represented by 2,420,804,398 common shares. TIM Brasil Serviços e Participações S.A. holds a controlling interest in TIM with approximately 67% of its shares.

9.11. Dividend policy

According to the Bylaws and Policy on allocation of income, approved on July 26, 2021, by the Board of Directors, the Company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

It is mandatory to maintain a legal reserve, to which the Company must allocate 5% of net profit for each fiscal year, until the amount of this reserve is equivalent to 20% of capital.

The distribution of annual dividends is decided by the Annual Shareholders’ Meeting.

The table below summarizes all payments, in the form of Dividends and Interest on Equity (“JSCP”) made by TIM S.A. throughout 2023:

Approval Date	Payment Date	Ex-Direito Date	Nature	Unit Amount (R$)	Total Amount (R$)
04/19/2023	05/09/2023	04/25/2023	Interest on Own Capital (“IOC”)	R$ 0.095010222	R$ 230,000,000
06/12/2023	07/25/2023	06/22/2023	Interest on Own Capital (“IOC”)	R$ 0.119795497	R$ 290,000,000
09/18/2023	10/23/2023	09/21/2023	Interest on Own Capital (“IOC”)	R$ 0.175576373	R$ 425,000,000
12/06/2023	01/23/2024	12/21/2023	Interest on Own Capital (“IOC”)	R$ 0.270594175	R$ 655,000,000
Total					R$ 1,600,000,000

Accordingly, TIM declared a total amount of R$ 1,600 million of interest on own capital in 2023. Additionally, complementary dividends will be proposed for the 2023 financial year, in the amount of R$1.31 billion, to be approved at the Company's Annual General Meeting.

9.12. Events for the Year and Subsequent Events

AGREEMENT REGARDING THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF OI’S MOBILE ASSETS

On October 4, 2023, TIM S.A. communicated to the market that the Arbitration Chamber Court approved an agreement regarding the post-closing adjustment (as defined in the contract), concluded, on the one hand, between the Company, Telefônica Brasil S.A. and Claro S.A., and on the other, Oi S.A. – In Judicial Recovery, as a way of putting an end to the controversy and the arbitration procedure related to the post-closing adjustment. The final price of the portion of UPI Ativos Móveis attributed to the Company, considering the post-closing adjustment negotiated in the agreement, was R$6.68 billion, taking the closing date as reference.

Taking into account TIM's adjusted final price, the Company redeemed a portion corresponding to half of the amount that had been deposited in court and subsequently transferred to the Arbitration Chamber (equivalent to approximately R$317 million on the closing date, updated by the 100% variation from the CDI until the deposit in court, plus interest and/or monetary correction, applicable until the date of the respective redemption), and the remaining amount was redeemed by Oi S.A. – In Judicial Recovery as part of the purchase price of the UPI Movable Assets attributed to the Company.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

TERMINATION OF SHARE PURCHASE PROGRAM AND APPROVAL OF A NEW PROGRAM

On June 12, 2023, TIM S.A. informed that its Board of Directors became aware of the termination of the Share Buyback Program, previously approved at a meeting of the Company's Board of Directors on May 5, 2021 (“Program 5”). During the period of Program 5, 3,104,417 common shares of the Company were acquired at an average price of R$13.81, to meet the obligations arising from the Long-Term Incentive Plan based on shares and aimed at the Company's executives. On the same date, the Company's Board of Directors approved a new program to buy back its own shares (“Program 6”). For more details about the conditions of Program 6.

NEW CFO AND INTERIM IRO

In February 2023, TIM announced that the Company's Board of Directors elected Mrs. Andrea Palma Viegas Marques to the position of Chief Financial Officer (“CFO”) of the Company. Mrs. Viegas has more than 20 years in the telecommunications sector, 17 years at Grupo TIM, performing different roles in the financial, marketing and technology areas. On the same date, TIM reiterated that Mr. Alberto Mario Griselli would continue to hold the position of Chief Executive Officer (“CEO”) and, on an interim basis, the position of Investor Relations Officer (“IRO”).

TIM LEVERAGES INVESTMENT IN ADTECH MADE BY THE UPLOAD VENTURES GROWTH FUND

In February 2023, TIM S.A. informed in a Notice to the Market about the implementation of a partnership with Upload Ventures Growth, LP (“Upload”) – independent venture capital manager – for the creation of an investment fund (“5G Fund”) with a focus on solutions based on 5G technology. And, following this, in January 2024, TIM announced that Topsort, an Adtech based in California (USA), received the first contribution from this fund, anchored by the operator. Topsort provides infrastructure software to marketplaces, enabling the development of their advertising businesses based on primary data, generating complementary revenue to the core business.

The first contribution, since the announcement in 2023, confirms the 5G Fund's objective of investing in growth-stage startups, which have great potential to transform local markets through technology. The funding round was led by Upload, with participation from Pear VC and Quiet Capital.

The 5G Fund directs its investments to founders who are developing technologies capable of significantly impacting the Latin American market, offering products that have global reach. And, with this, Topsort plays a complementary role to TIM's B2B strategy, driving revenue growth in new businesses.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

10. Independent Audit Firm

In 2023, Ernst & Young Auditores Independentes Ltda. provided audit services of our financial statements and other non-audit services, which are related to the review of the Company’s Sustainability Report.

Such services did not exceed the level of 5% of the total fees related to the external audit service.

In line with the external auditors’ understanding, the provision of other professional services not related to the external audit, as described above, does not affect the independence or objectivity in conducting the audit exams carried out. The independent auditors have internal processes to ensure that these other services are assessed internally, as well as pre-approved before submitting any proposal to TIM.

The Company also highlights that it is subject to a policy, approved by the Board of Directors as of September 24, 2021, which regulates the process of hiring external auditors, as well as any services not related to the audit of the financial statements, establishing, among other aspects, that the contracting must be submitted to the prior analysis of the Statutory Audit Committee of the Parent Company. This document also defines an illustrative list of services not related to audit whose contracting is prohibited.

11. Capital Market

TIM S.A.’s common shares are traded on the São Paulo Stock Exchange (B3) under the ticker TIMS3 and the ADRs, American Depositary Receipts, on the New York Stock Exchange (NYSE), under the ticker TIMB.

The São Paulo Stock Exchange Index (Ibovespa) ended 2023 at 134,185 points, accumulating an increase of 22.28% when compared to the previous year, with a market value of R$ 4.1 trillion.

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2023 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The Company ended 2023 with its common shares quoted at R$ 17.93 on the B3, accounting for an increase of 44.6% YoY, while the ADRs on the NYSE closed at US$ 18.47, accounting for an increase of 57.5% YoY. In terms of market value, TIM ended the year valued at R$ 43.4 billion or US$ 8.9 billion.

Final Considerations

TIM S.A., with the permanent objective of maintaining continuous, balanced and sustainable growth, would like to thank its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to reciprocate the preference through quality and differentiated service. We would also like to thank our commercial partners, suppliers and financial institutions for their support and trust and, particularly, our employees, without whom the objectives would not have been achieved and, finally, the shareholders for their support and trust in the company’s management.

The Management

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A. on December 31, 2023 (66.59% on December 31, 2022).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On December 31, 2023, TIM holds a 49% equity interest (49% on December 31, 2022) in the company I-Systems (associate) and held 100% on December 31, 2022 in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. Considering that the merger by TIM, through Act 3535/2023, which transferred the SMP grants associated with it, and its consequent extinction, for all purposes and effects, on April 1, 2023, consequently, TIM S.A., does not have equity interests in Cozani on December 31, 2023.

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 14, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (“Buyers”) delivered to Oi Móvel S.A. – Under court-ordered reorganization (“Seller”, “Assignor” or “Oi Móvel”) the closing notification regarding the process of acquisition of the Seller’s mobile assets, based on the approvals by the Administrative Council for Economic Defense (CADE), upon signature of an Agreement on Control of Concentrations, whose decision has already become final and unappealable, and by the National Telecommunications Agency (ANATEL), particularly with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to meeting or waived by the Buyers, as the case may be, all precedent contractual conditions.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

On April 20, 2022, TIM S.A., together with the Buyer companies, after complying with the previous conditions established by CADE and ANATEL, concluded the acquisition transaction, with TIM, which currently holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

It is worth mentioning that, among them, on April 19, 2022, TIM made the Product Reference Offer available in the ROAMING wholesale market (“ORPA – National Roaming”), which after the adjustments determined by the Technical Area of Anatel, was submitted to the Wholesale Offer Negotiation System – SNOA, and such submission was approved on September 21, 2022.

Some aspects of the Roaming ORPA were subject to Appeals, which have already been considered by Anatel’s Board of Directors. Thus, TIM made the necessary adjustments, so that there was a statement of conditioning corresponding to the submission of said Offer on November 22, 2023.

Also, on April 19, 2022, TIM made the Reference Offer for Mobile Virtual Network Operators (“Reference Offer – MVNO”) available, which was approved by Anatel on September 26, 2022. Some of the terms of this Offer equally were subject to Appeals, which have already been judged by Anatel’s Board of Directors. Likewise, after making the determined adjustments, the Agency certified compliance with the conditions corresponding to the submission of said Offer on November 9, 2023.

On July 4, 2022, TIM independently made public offers for the disposal of up to 50% of Radio Base Stations (“RBDs”) acquired from Oi Móvel (“Public Offerings of RBSs”). Considering that the Offer should be available for up to six (6) months from its publication for potential interested parties to manifest themselves, and should be extended for an additional two (2) months in case of no interested parties, the term in question for the obligation of its availability ended on February 23, 2023, without any acquisition by interested parties. Thus, the Offer was withdrawn from TIM’s website.

On July 5, 2022, TIM and Oi Móvel signed a Letter of Intent to guarantee the maintenance and continuity of the mobile services provided at the Comandante Ferraz Antarctic Station (EACF) until the end of the term on February 21, 2024 of Cooperation Agreement 12.000/2019-001/00, signed on February 21, 2019 by the Federal Government, through the Navy Command, and by Telemar Norte Leste and Oi Móvel at the time. The signing arrangements for the First Amendment to said Cooperation Agreement, which formalizes the result of said negotiations, were concluded on December 9, 2022. On June 6, 2023, through Order 115/2023/COGE/SCO, Anatel certified the fulfillment of said determination. On October 18, 2023, the Second Addendum to the aforementioned Cooperation Agreement was signed, since the merger of Cozani by TIM S/A. has regulatory and contractual obligations only until February 21, 2024, and the parties may negotiate the postponement of the contract if there is mutual interest.

On August 15, 2022, TIM signed the Radiofrequency Availability Agreement with Oi to allow Oi to meet the targets for the implementation of fixed wireless access systems provided for in the General Plan of Universalization Targets for the Universalization of the Switched Fixed Telephone Service Provided in the Public Regime (PGMU-IV), approved by Decree 9619/2018. The purpose of such agreement, as provided for by ANATEL, is to enable the continuity of the targets already achieved, and the fulfillment of non-complied and enforceable targets. The agreement is effective until the end of Oi’s STFC concession on December 31, 2025.

On October 20, 2022, TIM published Offers aimed at enabling the execution of an Industrial Network Exploration Agreement (“Offer – Industrial Network Exploration”) and Temporary and Onerous Assignment of Rights of Use of Radiofrequency (“Offer – Radiofrequency”), under the terms defined by the ACC (Agreement on Control of Concentrations) signed with CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 6 months from Closing), and should be available for 36 months.

55

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

On December 20, 2022, TIM published offers intended to enable the signing of a Contract for the Temporary and Onerous Assignment of Rights of Use of the 900 MHz Radiofrequency, having as its object the radio frequencies acquired from Oi Móvel in said frequency band (“Offer – 900 MHz Radiofrequency”) under the terms set forth by the ACC entered into with CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 8 months from Closing), and should be available for 36 months.

The ACC is waiting a certificate of compliance from CADE.

The total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

Considering the agreed purchase amounts, we had the following balances recorded as contractual obligations on December 31, 2022:

(i)	The amount of R$ 634.3 million reais was withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3 million remained fully retained by the Company until the date of October 4, 2022, that the preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Said deposit remained in an account linked to the Court until the agreement reached between the parties in October 2023. For further details, see Note 11;

(ii)	The amount of R$ 77 million recognized as contingent consideration, until there was an agreement between the parties.

On October 4, 2023, TIM S.A., through a Material Fact, communicated to its shareholders and the market in general that the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

56

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Considering the TIM Adjusted Final Price, the Company recovered a portion corresponding to half of the amount that had been deposited in court and subsequently transferred it to the Arbitration Chamber (equivalent to approximately R$ 317 million on the closing date, updated by the 100% of the CDI change until the deposit in court, plus interest and/or inflation adjustment, applicable until the date of the respective redemption), and the remaining amount was redeemed by the Seller as part of the purchase price of the UPI Ativos Móveis assigned to the Company. Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the reduction in the consideration was recorded in the profit for the year on the date of approval of the agreement, under “other operating revenues (expenses)”, as disclosed in Note 30.

The amount corresponding to half the amount deposited in court was recorded under “other operating revenues (expenses)”, as disclosed in Note 30.

On December 31, 2023, considering the agreement signed with Oi S.A., the Company was free from any obligations mentioned in items (i) and (ii). On December 31, 2022, the amount of such obligations was R$ 748 million.

Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Price purchase allocation”). On this date, the analysis indicates assets and liabilities presented below:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment (Note 15)	3,518,477
Intangible assets (Note 16)	3,599,811
8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities (Note 17)	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

57

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date and the impacts on the Company’s consolidated results, which reflect the results of the Company acquired as of April 30, 2022, are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,282,579
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,575,159
Surplus of radio frequencies(i)	3,038,951
Surplus of customers’ portfolio(ii)	253,629

Cozani’s contribution to the Group’s net revenue since the acquisition date until 12/31/2022	1,231,518
Cozani’s contribution to the Group’s loss since the acquisition date until 12/31/2022	(626,258)
Net revenue of acquiree in the year 2022	2,297,351
Loss of the acquiree in the year 2022	(1,910,638)

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. The recognized goodwill has already been deducted for tax purposes since the date of the corporate acquisition of the company Cozani by TIM S.A., which took place on April 1, 2023.

Merger of Cozani

According to the Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL, which took place when the Act 3535/2023 was published.

On March 31, 2023, the Board of Directors (“BoD”) acknowledged the obtaining of said consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the BoD declared that said Merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023. The approved Acquisition did not give rise to a capital increase, nor issue of new shares of the Company, or changes in the Company’s shareholding, therefore, there is no need to approach different topics related to the exchange of shares or right to withdraw.

58

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The purpose of this acquisition is to streamline the corporate structure of TIM S.A., eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the Companies, and also, as a result, concentrate activities related to the provision of personal mobile telecommunication services in a single company, in addition to optimize operating costs and efficiently allocate investments due to the integration of acquired assets.

The changes in Cozani’s equity between the date of the report (December 31, 2022) and the merger (April 1, 2023) were incorporated into the balance sheet of TIM S.A., as set forth in the protocol of merger. As a result of the merger, all operations of Cozani were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law.

The net assets as of December 31, 2022, is summarized below:

Assets		Liabilities
Current assets	1,376,107	Current liabilities	1,900,283
Non-current assets	3,987,996	Non-current liabilities	2,422,684
Long-term receivables	846,823
Property, plant and equipment	2,885,893
Intangible assets	255,280
		Net assets	1,041,136
Total assets	5,364,103	Total liabilities	5,364,103

2.	Preparation basis and presentation of the individual and consolidated financial statements

The individual and consolidated financial statements were prepared and are being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the financial statements is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of these financial statements are below and/or presented in its respective notes. Those policies were consistently applied in the years presented.

59

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

a.	General criteria for preparation and disclosure

The individual and consolidated financial statements were prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

The Company had a profit of R$ 2,837,422 on December 31, 2023. The Company’s current liabilities exceeded total current assets by R$ 1,485,561, caused by the acquisition of Cozani and payment of obligations related to the 5G license; however, the cash flow increased by approximately R$ 1.2 billion in 2023. The Company understands that the aforementioned investments will bring relevant benefits and operational efficiency. On December 31, 2023, the Company’s shareholders’ equity is positive by R$ 26,015,940.

In connection with the preparation of these financial statements, Company’s Management made analyses which confirms that the operating cash flow is positive by R$ 12 billion; therefore, there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to the financial statements as a whole.

Interests paid are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b.	Functional and presentation currency

The currency of presentation of the financial statements is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

60

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Due to the merger of Cozani on April 1, 2023 described in Note 1, the Company incorporated all asset and liability balances of its former parent company and presents consolidated balances for the statements of income, statements of comprehensive income, statements of cash flows and statements of value added due to Cozani’s individual statements of income for the period January−March 2023 making up the consolidated balances throughout 2023.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value on the acquisition date, regardless of the proportion of any minority interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

61

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

f.	Approval of financial statements

These individual and consolidated financial statements were approved by the Board of Directors of the Company on February 6, 2024.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended December 31, 2023 that may affect the Company somehow.

IFRS 17 - Insurance Contracts

IFRS 17 (equivalent to CPC 50 Insurance Contracts) is a new accounting standard with scope for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 (CPC 50) replaces IFRS 4 - Insurance Contracts (equivalent to CPC 11). IFRS 17 (CPC 50) applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entities that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics; some scope exceptions will apply. The overall purpose of IFRS 17 (CPC 50) is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting matters. IFRS 17 (CPC 50) is based on a general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (variable rate approach).
•	A streamlined approach (premium allocation approach) mainly for short-term contracts.

The new standard did not have an impact on the consolidated financial statements of the Group.

62

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 (equivalent to CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors) clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The Company assessed that the changes in the standard did not have a significant impact on the Group’s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 (equivalent to CPC 26 (R1) – Presentation of Financial Statements) and IFRS Practice Statement 2 provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to assist entities in providing more useful disclosures of accounting policies, replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies. Moreover, it adds a guidance on how entities apply the concept of materiality when making decisions about disclosures of accounting policies.

The changes had an impact on the disclosure of the Group’s accounting policies. The Company carried out an analysis of the financial statements, adjusting the preparation and presentation base notes, estimates and critical judgments, as well as explanatory notes when necessary. However, there was no impact on the measurement and recognition of items in the Group's financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

- Amendments to IAS 12

The amendments to IAS 12 Income Taxes (equivalent to CPC 32) narrow the scope of the initial recognition exception, so that it no longer applies to transactions that generate equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

Changes did not affect the consolidated financial statements of the Group.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 (equivalent to CPC 32 – Income Taxes) were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and

63

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

•	Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

The mandatory temporary exception - the use of which must be disclosed - takes effect immediately. The remaining disclosure requirements apply to annual reporting periods beginning on or after January 1, 2023, but not to any interim period ending on or before December 31, 2023.

Changes did not affect the consolidated financial statements of the Group.

The following new standards were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), but are not effective for the year ended December 31, 2023.

Amendments to IFRS 16: Lease liabilities in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 (equivalent to CPC 06 – Leases) to specify the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, aiming to ensure that the seller-lessee does not recognize any gain or loss that relates to the right of use that it maintains.

The amendments are effective for annual financial statement periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16 (CPC 06). Early adoption is allowed and this fact must be disclosed.

The Group does not expect a significant impact on the financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to Paragraphs 69 to 76 of IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements) to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following:

•	What is meant by the right to postpone settlement.
•	That the right to postpone must exist at the end of the financial reporting period.
•	That the classification is not affected by the likelihood that an entity will exercise its right of postponement.
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

Moreover, a disclosure requirement was introduced when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement depends on the fulfillment of future covenants within twelve months.

64

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The amendments apply to annual financial statements periods starting on or after January 1, 2024 and must be applied retrospectively.

The Group has not identified changes that have a significant impact on the financial statements.

Supplier financing agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows) and IFRS 7 (equivalent to CPC 40 (R1) - Financial Instruments: Disclosures) to clarify the characteristics of supplier financing arrangements and require additional disclosures of those arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of supplier financing arrangements on an entity’s obligations, cash flows and liquidity risk exposure.

The amendments are effective for annual financial statement periods starting on or after January 01, 2024. Early adoption is permitted, but must be disclosed.

The Company is assessing the impacts to ensure that all information complies with the standard as of its effective date.

(h)       Restatement of statements of cash flows

As a result of the continuous review of the cash flow and preparation of financial information for disclosure and with the purpose of ensuring greater compliance with accounting standards, Management identified the reclassification below applicable to the Company's statements of cash flows as of December 31, 2022 .

We have identified that interest received from financial investments was fully classified as investment activities. Nevertheless, according to IAS 7/CPC 03, interest received can be classified as operating activities, as they are considered a source of operating income

This adjustment aims to more adequately reflect the operational nature of such interest in the presentation of the Company's statements of cash flows.

This restatement does not change the statement of income, balance sheet position or total net cash flow for the year ended December 31, 2022. The restatement only changes the classification between the categories of operating and investment activities, providing a more accurate view of the Company's operating cash generation and is presented as follows:

65

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Year ended December 31, 2022
(In thousands of reais)
	Parent Company			Consolidated
	Original	Adjustment	Restated	Original	Adjustment	Restated
Operating activities
Yield from marketable securities	-	(266,816)	(266,816)	-	(266,816)	(266,816)
Net cash generated by operating activities	8,537,370	(266,816)	8,270,554	9,429,075	(266,816)	9,162,259
			-			-
Investment activities			-			-
Marketable securities	2,375,964	(2,375,964)	-	2,375,964	(2,375,964)	-
Redemptions of marketable securities	-	8,891,947	8,891,947	-	8,891,947	8,891,947
Investments on marketable securities	-	(6,249,167)	(6,249,167)	-	(6,249,167)	(6,249,167)
Net cash used in investment activities	(9,064,049)	266,816	(8,797,233)	(8,619,945)	266,816	(8,353,129)
			-			-
Financing activities			-			-
Net cash used in financing activities	(2,916,836)	-	(2,916,836)	(3,489,032)	-	(3,489,032)
			-			-
Increase (decrease) in cash and cash equivalents	(3,443,515)	-	(3,443,515)	(2,679,902)	-	(2,679,902)
Cash and cash equivalents at the beginning of the year	5,228,615		5,228,615	5,228,615		5,228,615
Cash and cash equivalents at the end of the year	1,785,100	-	1,785,100	2,548,713	-	2,548,713

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of financial statements.

By definition, resulting accounting estimates are seldom equal to the respective taxable income. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 8.c).

66

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(b)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(c)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(d)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

(e)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

67

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

Company’s Management classifies its financial assets upon initial recognition.

	Parent Company		Consolidated
	2023	2022	2022

Cash and banks	37,029	59,679	59,959
Free availability financial investments:
CDB’s / Repurchases	3,040,902	1,725,421	2,488,754

	3,077,931	1,785,100	2,548,713

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such marketable securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfillment of short-term obligations by the company.

The average remuneration of CDB investments in 2023 in the parent company is 101.88% p.a. (100.12% on December 31, 2022) and in the consolidated, 100.12% on December 31, 2022 of the variation of the interbank deposit certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company		Consolidated
	2023	2022	2022

FUNCINE(i)	12,949	12,929	12,929
Fundo Soberano(ii)	1,840	179	179
FIC: (iii)
Government bonds(a)	1,203,968	1,323,409	1,323,409
CDB(b)	47,464	20,371	20,371
Financial bills(c)	303,131	398,879	398,879
Other(d)	402,087	447,797	447,797
	1,971,439	2,203,564	2,203,564

Current portion	(1,958,490)	(2,190,635)	(2,190,635)
Non-current portion	12,949	12,929	12,929

At the beginning of 2023, before the scenario of severe stress observed in the marketable securities’ market, the Company opted to reduce its position in funds, migrating a large part of the funds to fixed income operations (Bank Deposit Certificates - CDBs) with first-class banks, and returning gradually as of August.

68

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2023 was 0.05% p.a. (0.09% p.a. on December 31, 2022).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2023 was 99.37% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.94% on December 31, 2022).

(iii) The Company invests in open FICs (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2023 was 102.18% p.a. of the variation of the Interbank Deposit Certificate - CDI (107.19% p.a. on December 31, 2022).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2023 and December 31, 2022.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2022).

69

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Parent Company		Consolidated
	2023	2022	2022
Trade accounts receivable	3,908,773	3,978,135	3,659,777

Gross accounts receivable	4,538,512	4,540,225	4,241,515

Billed services	2,237,551	2,055,009	2,149,579
Unbilled services	1,036,339	909,760	929,669
Network use (interconnexion)	750,054	981,978	550,416
Sale of goods	494,279	572,103	590,476
Contractual assets (Note 23)	19,957	19,828	19,828
Other receivable accounts	332	1,547	1,547

Provision for expected credit losses	(629,739)	(562,090)	(581,738)

Current portion	(3,709,766)	(3,739,452)	(3,421,094)
Non-current portion	199,007	238,683	238,683

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company		Consolidated
	2023	2022	2022

Opening balance	562,090	746,819	746,819
Balance of merged company (Note 1.2)	23,737	-	-
Supplement to expected losses	620,667	585,699	626,218
Write-offs of provision	(576,755)	(770,428)	(791,299)
Closing balance	629,739	562,090	581,738

The aging of accounts receivable is as follows:

	Parent Company		Consolidated
	2023	2022	2022

Total	4,538,512	4,540,225	4,241,515

Falling due	3,291,399	3,575,228	3,221,416
Overdue (days):	302,042	262,644	286,324
≤30	118,333	81,939	82,533
≤60	107,759	68,391	73,581
≤90	718,979	552,023	577,661

70

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)
7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company
	2023	2022	2022

Total inventory	331,783	236,117	236,117

Inventories	346,207	248,768	248,768
Cell phones and tablets	203,596	138,951	138,951
Accessories and prepaid cards	113,363	78,330	78,330
TIM chips	29,248	31,487	31,487

Losses on adjustment to realizable value	(14,424)	(12,651)	(12,651)

8.	Income tax and social contribution

8.a	Recoverable income tax and social contribution

	Parent Company		Consolidator
	2023	2022	2022

Recoverable income tax and social contribution	713,279	879,227	879,227

Income tax	429,461	645,192	645,192
Social contribution	283,818	234,035	234,035

Current portion	(494,382)	(361,349)	(361,349)
Non-current portion	218,897	517,878	517,878

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Over the years, there has been recognition of the inflation adjustment in the amounts of R$ 11 million in 2021, R$ 61 million in 2022, and R$ 41 million in 2023.

In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and in September the Company obtained credit approval from the Brazilian Federal Revenue Service. At this time, the tax credits recognized in assets were segregated, as the tax credit is made up of corporate income tax (IRPJ) and social contribution (CSLL) amounts overpaid and subject to offset against other federal debts and deferred tax assets backed by tax loss balances and negative basis of CSLL offset over the years considering a taxable income, increased by the SELIC update on undue debts. By reducing taxable income, it was possible to partially recover the tax loss and CSLL negative basis that were offset, as the legislation provides for the offsetting of up to 30% of the taxable income for the period.

71

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Thus, the company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million, recognizing deferred taxes on tax losses and negative CSLL basis in the amounts of R$ 114 million and R$ 42 million, respectively. The amount of R$ 470 million that was reclassified from non-current to current remained in recoverable IRPJ and CSLL accounts. A write-off of R$ 13 million was made in the third quarter of 2023 to adjust the amount recorded in the third quarter of 2021. During the third quarter of 2023, the Company started using such tax credits to offset current PIS and COFINS debits and other federal taxes. Since the 3Q23, the Company used the amount of R$ 151 million.

During the third quarter of 2023, the Company started using such tax credits to offset current PIS and COFINS debits and other federal taxes in the amount of R$ 151 million.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2023 the company has chosen to make the monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	2023	2022	2022

Income tax and social contribution payable	64,407	78,351	78,351

Income tax	-	34,207	34,207
Social contribution	64,407	44,144	44,144

Current portion	(64,407)	(78,351)	(78,351)

72

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On December 31, 2023 and 2022, the rates in force were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated
	2023	2022	2022

Tax loss carryforwards and negative basis of social contribution	201,227	95,927	225,882
Temporary differences:
Provision for legal and administrative proceedings	499,603	381,865	381,865
Provision for expected credit losses	242,160	198,933	220,911
Rental of infrastructure - LT Amazonas	37,159	34,657	34,657
Provision for employee profit sharing	57,890	49,989	49,989
Taxes with enforceability suspended(i)	948,808	642,479	711,897
Amortized Goodwill-TIM Fiber	(34,560)	(34,560)	(34,560)
Derivative financial instruments	(236,259)	(161,174)	(161,174)
Capitalized interest - 5G	(281,721)	(281,468)	(281,468)
Deemed costs – TIM S.A.	(23,356)	(32,177)	(32,177)
Adjustments to standard IFRS 16 (ii)	675,817	468,113	596,495
Accelerated depreciation (iii)	(891,051)	(663,303)	(715,041)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)	(249,477)
Impairment loss (v)	378,601	-	557,932
Amortized Goodwill – Cozani	(231,894)	-	-
Amortization of surplus	60,336	45,592	45,591
Other assets	148,010	61,717	167,018
Other liabilities	(43,799)	(30,413)	(20,800)
	1,257,494	526,700	1,497,540

Deferred income tax and social contribution on tax losses and negative bases not recognized yet	-	-	(129,954)
	1,257,494	526,700	1,367,586

Deferred active tax portion	3,205,814	1,979,272	2,992,237
Portion of deferred tax liability	(1,948,320)	(1,452,572)	(1,624,651)

73

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022 and 2023 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022 and 2023 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represents the addition of new contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 891 million until December 31, 2023 (R$ 663 million up to December 31, 2022) and applied on January 1, 2020.

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets acquired in the Cozani’s acquisition in April 2022.

Expected recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on December 31, 2023.

Based on these projections, the Company has the following expectation of recovery of credits:

Deferred income tax and social contribution (active installment)	Tax losses and negative basis	Temporary expenses	Total
2024	201,227	694,157	895,384
2025	-	197,399	197,399
2026	-	159,615	159,615
>2027	-	1,953,416	1,953,416
Total	201,227	3,004,587	3,205,814

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 105,299 throughout 2023 (R$ 123,948 in 2022).

74

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

8.d Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	2023	2022	2023	2022
Current income tax and social contribution taxes
Income tax for the year	(248,534)	(247,492)	(248,792)	(247,492)
Social contribution for the year	(67,095)	(85,452)	(67,190)	(85,452)
Tax incentive – SUDENE/SUDAM(i)	235,753	157,254	235,753	157,254
	(79,876)	(175,690)	(80,229)	(175,690)
Deferred income tax and social contribution
Deferred income tax	(123,045)	(3,512)	(180,709)	95,583
Deferred social contribution	(64,915)	(6,450)	(85,673)	29,954
	(187,960)	(9,962)	(266,382)	125,537
	(267,836)	(185,652)	(346,611)	(50,153)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	Parent Company			Consolidated
	2023	2022	2023	2022

Profit before income tax and social contribution	3,105,258	1,856,407	3,184,033	1,720,908
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(1,055,788)	(631,178)	(1,082,571)	(585,109)
(Additions) / exclusions:
Equity in earnings	21,788	(188,276)	(30,364)	(20,939)
Permanent additions, exclusions:
Non-taxable revenues	16,573	35,508	16,573	152,277
Non-deductible expenses	(25,069)	(39,236)	(25,069)	(120,682)
Tax incentive – SUDENE/SUDAM(i)	235,753	157,254	235,753	157,254
Tax benefit related to interest on shareholders’ equity allocated	544,000	476,000	544,000	476,000
Tax losses and temporary differences not recognized	-	-	-	(129,954)
Other amounts	(5,093)	4,276	(4,933)	21,000

	787,952	445,526	735,960	534,956
Income tax and social contribution recorded in income (loss) for the year	(267,836)	(185,652)	(346,611)	(50,153)
Effective rate	8.63%	10.00%	10.89%	2.91%

(i)	As mentioned in Note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

75

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)
9.	Taxes, fees and contributions to be recovered

	Parent Company		Consolidated
	2023	2022	2022

Taxes, fees and contributions to be recovered	1,818,306	1,709,810	1,727,069

ICMS(i)	1,372,681	1,314,811	1,323,604
PIS/COFINS(ii)	164,508	194,449	194,452
IRRF (Withholding income tax) on interest earning bank deposits	81,445	111,962	120,417
Other	199,672	88,588	88,596

Current portion	(943,767)	(820,338)	(831,661)
Non-current portion	874,539	889,472	895,408

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases.

The Company, through declaration, offset credits arising from the ICMS exclusion from the PIS and COFINS calculation basis until March 31, 2023, totaling R$ 3,517 million.

The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

10.	Prepaid expenses

	Parent Company		Consolidated
	2023	2022	2022

Prepaid expenses	377,405	278,764	359,109

Advertisements not released (i)	13,047	2,361	2,361
Rentals and reinsurance	69,759	64,544	64,544
Incremental costs for obtaining contracts with customers (ii)	190,663	178,543	178,543
IT Services (iii)	16,053	21,500	21,500
Prepaid contractual expenses (iv)	-	-	77,810
Other (v)	87,883	11,816	14,351

Current portion	(238,468)	(198,506)	(278,851)
Non-current portion	138,937	80,258	80,258

76

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(i) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining contracts with customers arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii) They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(iv) It referred to the payment in April 2022 (acquisition date of Cozani) of TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase.

(v) In 2023, represented mainly by neutral network installation costs deferred by the contract, in the amount of R$ 75,464.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company		Consolidated
	2023	2022	2022

Judicial deposits	689,739	1,377,560	1,377,560

Civil	286,430	974,482	974,482
Labor	68,202	117,583	117,583
Tax	220,842	184,435	184,435
Regulatory	115	113	113
Online attachment(i)	114,150	100,947	100,947

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 83,438 (R$ 77,854 on December 31, 2022).

77

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

In a Material Fact released on October 4, 2022, TIM informed that a preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers (TIM, Telefônica Brasil S.A. and Claro S.A.) of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the court-ordered reorganization process of Oi Móvel S.A.

On October 19, 2022, TIM deposited the amount of R$ 670 million in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro. Said deposit remained in an account linked to the Court until the installation of the Court of Arbitration.

On October 4, 2023, TIM reported the completion of an agreement with Oi S.A., having redeemed half of the amount originally retained on the closing date, equivalent to R$ 317 million, monetarily updated until the closing date and the remaining amount is redeemed by the Seller as part of the purchase price of UPI Ativos Móveis attributed to the Company

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 220,842 on December 31, 2023, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 38,650 (R$ 36,417 on December 31, 2022).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,668 (R$ 5,295 on December 31, 2022).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 24,048 (R$ 22,178 on December 31, 2022).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits referring to this discussion is R$ 12,177 (R$ 11,557 on December 31, 2022).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 12,191 (R$ 8,651 on December 31, 2022).

78

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,775 (R$ 3,623 on December 31, 2022).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 3,960 (R$ 3,766 on December 31, 2022).

(h)	Deposit made by TIM S.A. – Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 67,911 (R$ 63,967 on December 31, 2022).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits related to this discussion is R$ 26,213 (R$ 7,691 on December 31, 2022).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits referring to this discussion is R$ 15,759 (R$ 11,524 on December 31, 2022).

12.	Other financial assets

The initial recognition of an equity instrument in the balance sheet is carried at its fair value as of the acquisition or issue date. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income.

On March 26, 2020, TIM S.A. and BANCO C6 S.A. concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with Banco C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater customer loyalty.

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

Between September and December 2023, the Company invested approximately R$ 54 million in the investment fund focused on 5G solutions called Upload Ventures Growth. On December 31, 2023, the Company does not control the fund’s management nor has significant influence.

79

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

According to the requirements of IFRS 9 / CPC 48, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 37 in the section on Financial instruments measured at fair value for details of this information.

13.	Other assets

	Parent Company
	2023	2022	2022

Other assets	284,902	265,661	265,042

Advances to employees	7,033	7,092	7,092
Advances to suppliers	66,018	31,422	31,437
Amounts receivable from TIM Brasil (Note 35)	22,803	22,790	22,790
Amounts receivable from incentivized projects	43,138	63,034	63,034
Taxes and labor contributions to offset	83,981	69,794	69,794
Other (i)	61,929	71,529	70,895

Current portion	(239,318)	(200,264)	(199,644)
Non-current portion	45,584	65,397	65,398

(i) A major portion related to: (a) other advances in the amount of R$ 16,960 (R$ 7,708 on December 31, 2022); (b) employee benefits reimbursement amounts to R$ 14,344 (R$ 19,489 as of December 31, 2022).

14.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1.2, on April 20, 2022, TIM S.A. (jointly with other buyers Telefônica Brasil S.A. and Claro S.A.), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under court-ordered reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. On April 1, 2023, TIM S.A. acquired Cozani, therefore, for all effects, the latter was dissolved and consequently, for all purposes and effects, TIM S.A. does not have equity interest in Cozani on December 31, 2023. TIM S.A. had 100% in the share capital of Cozani on December 31, 2022.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

80

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

TIM S.A. has 49% (49% on December 31, 2022) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

	2023	2022
Assets	2,053,953	1,820,223
Current and non-current assets	352,134	291,799
Tangible and intangible assets	1,701,819	1,528,424

Liabilities and shareholders’ equity	2,053,953	1,820,223
Current and non-current liabilities	668,712	398,189
Shareholders' equity	1,385,241	1,422,034

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	717,055	806,359
Fair value of investment (Note 14.b)	1,450,812	1,540,116

2023	2022

Net loss for the year	(182,254)	(125,687)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(89,304)	(61,587)

81

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary		Total
	2023 I-Systems	2022 I-Systems	Cozani up to 03/31/2023	2022 Cozani	2023	2022

Total number of shares	1,794,287,995	1,794,287,995	-	3,002,872	-	-

Interest in total capital	49%	49%	-	100%	-	-

Shareholders' equity	1,385,241	1,422,034	-	4,199,623	-	-

Loss for the period/year(i)	(182,255)	(125,687)	-	(626,258)	-	-

Equity in earnings	(89,304)	(61,587)	153,387	(492,165)	64,083	(553,752)
Amortization of surplus	-	-	(53,781)	(134,093)	(53,781)	(134,093)

Investment value	1,450,812	1,540,116	-	4,199,623	1,450,812	5,739,739

(i) Cozani’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary Cozani were consolidated on April 30, 2022, as the financial information available is closest to the date of transfer of control. Management concludes that the impacts of results generated between the date of acquisition and the beginning of consolidation are immaterial. On April 1, 2023, Cozani was incorporated by TIM S.A. Therefore, there is no longer a company controlled by TIM S.A.

Cozani’s shareholders’ equity as of April 30, 2022 was adjusted to comply with the Company’s accounting practices, reflecting a decrease of approximately R$ 1,641 million, mainly related to the impairment of tangible assets, recording of onerous capacity contract and deferred taxes.

b)	Changes in investment in subsidiaries and associated companies:

	I-Systems (associated company)	Cozani (merged subsidiary)	Total

Balance of investment on December 31, 2022	1,540,116	4,199,623	5,739,739
Amortization of surplus up to March 31, 2023	-	(53,781)	(53,781)
Equity in earnings	(89,304)	153,387	64,083
Cozani shareholders’ equity – acquired by TIM S.A.	-	(1,194,523)	(1,194,523)
Surplus of radio frequency and customer list	-	(3,104,706)	(3,104,706)
Balance of investment on December 31, 2023	1,450,812	-	1,450,812

82

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. The amounts of property, plant and equipment recorded on Cozani’s acquisition were adjusted to its recoverable amounts and after the merger are recorded at TIM S.A. On December 31, 2023 and December 31, 2022, the Company has no other indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

83

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment
	Parent Company
	Balance in 2022	Additions	Write-offs	Transfers	Addition by merger	Balance in 2023

Total cost of property, plant and equipment, gross	54,530,017	5,533,945	(1,091,780)	-	11,371,149	70,343,331
Commutation/transmission equipment	28,749,731	16,663	(157,744)	3,138,109	6,527,485	38,274,244
Fiber optic cables	783,396	-	-	3,366	-	786,762
Leased handsets	2,956,156	-	(16,853)	222,749	920,690	4,082,742
Infrastructure	6,921,727	19,423	(43,030)	266,915	572,350	7,737,385
Informatics assets	1,780,652	-	(5,020)	28,150	-	1,803,782
General use assets	957,396	-	(857)	38,560	9,202	1,004,301
Right-of-use in leases	11,493,062	2,005,441	(866,747)	-	3,341,422	15,973,178
Land	39,802	-	(1,214)	-	-	38,588
Construction in progress	848,095	3,492,418	(315)	(3,697,849)	-	642,349

Total accumulated depreciation	(34,754,757)	(5,089,736)	202,027	-	(8,289,050)	(47,931,516)
Commutation/transmission equipment	(20,101,222)	(2,376,419)	151,861	-	(6,088,197)	(28,413,977)
Fiber optic cables	(583,854)	(61,124)	-	-	-	(644,978)
Leased handsets	(2,677,840)	(173,764)	11,274	-	(920,672)	(3,761,002)
Infrastructure	(4,404,860)	(367,017)	33,383	-	(587,153)	(5,325,647)
Informatics assets	(1,675,605)	(45,208)	4,995	-	-	(1,715,818)
General use assets	(698,448)	(49,888)	514	-	(7,706)	(755,528)
Right-of-use in leases	(4,612,928)	(2,016,316)	-	-	(685,322)	(7,314,566)
Total property, plant and equipment, net	19,775,260	444,209	(889,753)	-	3,082,099	22,411,815
Commutation/transmission equipment	8,648,509	(2,359,756)	(5,883)	3,138,109	439,288	9,860,267
Fiber optic cables	199,542	(61,124)	-	3,366	-	141,784
Leased handsets	278,316	(173,764)	(5,579)	222,749	18	321,740
Infrastructure	2,516,867	(347,594)	(9,647)	266,915	(14,803)	2,411,738
Informatics assets	105,047	(45,208)	(25)	28,150	-	87,964
General use assets	258,948	(49,888)	(343)	38,560	1,496	248,773
Right-of-use in leases	6,880,134	(10,875)	(866,747)	-	2,656,100	8,658,612
Land	39,802	-	(1,214)	-	-	38,588
Construction in progress	848,095	3,492,418	(315)	(3,697,849)	-	642,348

84

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in 2021	Additions	Write-offs	Transfers	Balance in 2022
Total cost of property, plant and equipment, gross	49,159,678	5,665,928	(295,589)	-	54,530,017
Commutation/transmission equipment	25,854,454	(4,788)	(128,439)	3,028,504	28,749,731
Fiber optic cables	778,512	-	-	4,884	783,396
Leased handsets	2,806,454	752	(17,149)	166,099	2,956,156
Infrastructure	6,443,285	-	(14,967)	493,409	6,921,727
Informatics assets	1,756,340	-	(6,720)	31,032	1,780,652
General use assets	916,845	-	(952)	41,503	957,396
Right-of-use in leases	9,779,327	1,839,693	(125,958)	-	11,493,062
Land	40,794	-	(992)	-	39,802
Construction in progress	783,667	3,830,271	(412)	(3,765,431)	848,095

Total accumulated depreciation	(30,851,278)	(4,116,298)	212,819	-	(34,754,757)
Commutation/transmission equipment	(18,187,994)	(2,040,925)	127,697	-	(20,101,222)
Fiber optic cables	(522,205)	(61,649)	-	-	(583,854)
Leased handsets	(2,534,691)	(154,843)	11,694	-	(2,677,840)
Infrastructure	(4,043,155)	(376,048)	14,343	-	(4,404,860)
Informatics assets	(1,629,730)	(52,579)	6,704	-	(1,675,605)
General use assets	(649,229)	(49,728)	509	-	(698,448)
Right-of-use in leases	(3,284,274)	(1,380,526)	51,872	-	(4,612,928)
Total property, plant and equipment, net	18,308,400	1,549,630	(82,770)	-	19,775,260
Commutation/transmission equipment	7,666,460	(2,045,713)	(742)	3,028,504	8,648,509
Fiber optic cables	256,307	(61,649)	-	4,884	199,542
Leased handsets	271,763	(154,091)	(5,455)	166,099	278,316
Infrastructure	2,400,130	(376,048)	(624)	493,409	2,516,867
Informatics assets	126,610	(52,579)	(16)	31,032	105,047
General use assets	267,616	(49,728)	(443)	41,503	258,948
Right-of-use in leases	6,495,053	459,167	(74,086)	-	6,880,134
Land	40,794	-	(992)	-	39,802
Construction in progress (II)	783,667	3,830,271	(412)	(3,765,431)	848,095

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

85

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Consolidated
	Balance in 2021	Additions / depreciation	Write-offs	Transfers	Acquisitions of subsidiary (Note 1.2)	Balance in 2022

Total cost of property, plant and equipment, gross	49,159,678	5,805,705	(737,939)	-	11,302,035	65,529,479
Commutation/transmission equipment	25,854,454	(4,788)	(129,957)	3,028,504	6,313,024	35,061,237
Fiber optic cables	778,512	-	-	4,884	-	783,396
Leased handsets	2,806,454	752	(17,149)	166,099	920,690	3,876,846
Infrastructure	6,443,285	-	(16,296)	493,409	789,657	7,710,055
Informatics assets	1,756,340	-	(342,843)	31,032	336,161	1,780,690
General use assets	916,845	-	(4,840)	41,503	13,054	966,562
Right-of-use in leases	9,779,327	1,979,473	(225,446)	-	2,929,449	14,462,803
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

Total accumulated depreciation	(30,851,278)	(4,764,239)	530,748	-	(7,783,558)	(42,868,327)
Commutation/transmission equipment	(18,187,994)	(2,234,345)	129,196	-	(5,941,968)	(26,235,111)
Fiber optic cables	(522,205)	(61,649)	-	-	-	(583,854)
Leased handsets	(2,534,691)	(155,902)	11,694	-	(919,560)	(3,598,459)
Infrastructure	(4,043,155)	(390,832)	15,654	-	(573,680)	(4,992,013)
Informatics assets	(1,629,730)	(78,418)	369,807	-	(337,265)	(1,675,606)
General use assets	(649,229)	(50,097)	4,397	-	(11,085)	(706,014)
Right-of-use in leases	(3,284,274)	(1,792,996)	-	-	-	(5,077,270)
Total property, plant and equipment, net	18,308,400	1,041,466	(207,191)	-	3,518,477	22,661,152
Commutation/transmission equipment	7,666,460	(2,239,133)	(761)	3,028,504	371,056	8,826,126
Fiber optic cables	256,307	(61,649)	-	4,884	-	199,542
Leased handsets	271,763	(155,150)	(5,455)	166,099	1,130	278,387
Infrastructure	2,400,130	(390,832)	(642)	493,409	215,977	2,718,042
Informatics assets	126,610	(78,418)	26,964	31,032	(1,104)	105,084
General use assets	267,616	(50,097)	(443)	41,503	1,969	260,548
Right-of-use in leases	6,495,053	186,477	(225,446)	-	2,929,449	9,385,533
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

86

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions by merger	1,478,836	-	1,177,264	-	2,656,100
Additions	980,056	368,426	374,473	282,486	2,005,441
Remeasurement	(491,236)	(37,346)	(338,165)	-	(866,747)
Depreciation	(928,467)	(136,899)	(458,747)	(492,203)	(2,016,316)
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Annual depreciation rates	12.21%	11.72%	12.54%	8.33%

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Additions	1,159,120	243,162	348,860	88,551	1,839,693
Remeasurement	(27,867)	(14,715)	(26,740)	(4,764)	(74,086)
Depreciation	(541,802)	(130,549)	(229,471)	(478,704)	(1,380,526)
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134

Useful life - %	11.55%	11.25%	11.50%	7.41%

87

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Opening balance	2,143,142	-	786,307	-	2,929,449
Additions	1,087,005	243,162	560,755	88,551	1,979,473
Remeasurement	(122,757)	(14,715)	(83,210)	(4,764)	(225,446)
Depreciation	(809,450)	(130,549)	(374,293)	(478,704)	(1,792,996)
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533

Useful life - %	12.25	11.25%	12.12	7.41%

•	Depreciation rates

Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	04−20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20

In 2023, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

88

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. This capitalization occurred when the asset was considered available for use by Management. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

89

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Parent Company
	Balance in 2022	Additions/ Amortization	Addition by merger	Write-offs	Transfers	Capitalized interest	Balance in 2023

Total cost of intangible assets, gross	38,732,905	1,038,989	6,446,789	(778)	-	95,678	46,313,583
Software licenses	20,876,377	-	1,366,860	(195)	924,804	-	23,167,846
Authorizations	11,250,610	40,868	4,598,839	-	2,903,922	-	18,794,239
Goodwill	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	5,811	-	207,589
List of customers	-	-	253,629	-	-	-	253,629
Other assets	339,417	-	227,461	(583)	7,950	-	574,245
Intangible assets under development	2,952,554	998,121	-	-	(3,842,487)	95,678	203,866

Total accumulated amortization	(25,730,124)	(1,856,450)	(3,102,345)	377	-	-	(30,688,542)
Software licenses	(18,454,058)	(976,345)	(1,355,500)	195	-	-	(20,785,708)
Authorizations	(6,984,930)	(806,732)	(1,586,245)	-	-	-	(9,377,907)
Infrastructure right-of-use - LT Amazonas	(86,488)	(10,686)	-	-	-	-	(97,174)
List of customers		(24,825)	(30,312)	-	-	-	(55,137)
Other assets	(204,648)	(37,862)	(130,288)	182	-	-	(372,616)

Total intangible assets, net	13,002,781	(817,461)	3,344,444	(401)	-	95,678	15,625,041
Software licenses(c)	2,422,319	(976,345)	11,360	-	924,804	-	2,382,138
Authorizations(f)	4,265,680	(765,864)	3,012,594	-	2,903,922	-	9,416,332
Goodwill(d)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	115,290	(10,686)	-	-	5,811	-	110,415
List of customers	-	(24,825)	223,317	-			198,492
Other assets	134,769	(37,862)	97,173	(401)	7,950	-	201,629
Intangible assets under development	2,952,554	998,121	-	-	(3,842,487)	95,678	203,866

90

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

		Parent Company
	Balance in 2021	Additions/ Amortization	Write-offs	Transfers		Balance in 2022
					Capitalized interest
Total cost of intangible assets, gross	34,630,541	3,846,603	(3,200)	-	258,961	38,732,905
Software licenses	19,911,004	-	-	965,373	-	20,876,377
Authorizations	11,151,497	75,526	(3,200)	26,787	-	11,250,610
Goodwill(i)	475,743	2,636,426	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557	-	201,778
Other assets	333,116	-	-	6,301	-	339,417
Intangible assets under development	2,572,960	1,134,651	-	(1,014,018)	258,961	2,952,554

Total accumulated amortization	(24,045,462)	(1,687,862)	3,200	-	-	(25,730,124)
Software licenses	(17,432,018)	(1,022,040)	-	-	-	(18,454,058)
Authorizations	(6,357,666)	(630,464)	3,200	-	-	(6,984,930)
Infrastructure right-of-use - LT Amazonas	(76,697)	(9,791)	-	-	-	(86,488)
Other assets	(179,081)	(25,567)	-		-	(204,648)

Total intangible assets, net	10,585,079	2,158,741	-	-	258,961	13,002,781
Software licenses	2,478,986	(1,022,040)	-	965,373	-	2,422,319
Authorizations	4,793,831	(554,938)	-	26,787	-	4,265,680
Goodwill	475,743	2,636,426	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	109,524	(9,791)	-	15,557	-	115,290
Other assets	154,035	(25,567)	-	6,301	-	134,769
Intangible assets under development	2,572,960	1,134,651	-	(1,014,018)	258,961	2,952,554

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. From December 2021 to April 2023 includes the amounts for acquisition values of the 5G License, which were transferred to goods in service (“Authorizations”) in April 2023, as per note 16.f.

91

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in 2021	Additions/ Amortization	Write-offs	Transfers		Acquisitions of subsidiary (Note 1.2)	Balance in 2022
					Capitalized interest
Total cost of intangible assets, gross	34,630,541	3,846,601	(3,200)	-	258,961	6,446,789	45,179,692
Software licenses	19,911,004	-	-	701,387		1,366,860	21,979,251
Authorizations	11,151,497	75,525	(3,200)	17,123		4,598,839	15,839,784
Goodwill	475,743	2,636,426	-	-		-	3,112,169
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557		-	201,778
Other assets	333,116	-	-	5,001		481,090	819,207
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

Total accumulated amortization	(24,045,462)	(1,873,904)	3,200	-	-	(2,846,978)	(28,763,144)
Software licenses	(17,432,018)	(1,142,824)	-	-	-	(1,347,360)	(19,922,202)
Authorizations	(6,357,666)	(664,909)	3,200	-	-	(1,384,432)	(8,403,807)
Infrastructure right-of-use - LT Amazonas	(76,697)	(9,791)	-	-	-	-	(86,488)
Other assets	(179,081)	(56,380)	-	-	-	(115,186)	(350,647)

Total intangible assets, net	10,585,079	1,972,697	-	-	258,961	3,599,811	16,416,548
Software licenses	2,478,986	(1,142,824)	-	701,387	-	19,500	2,057,049
Authorizations	4,793,831	(589,384)	-	17,123	-	3,214,407	7,435,977
Goodwill	475,743	2,636,426	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	109,524	(9,791)	-	15,557	-	-	115,290
Other assets	154,035	(56,380)	-	5,001		365,904	468,560
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

(i) With the completion of the purchase price allocation process in December 2022, the balance of net intangible assets on the acquisition date was R$ 3,599,811. See Note 1.2 for details.

92

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	05−25
Right to use infrastructure	≤05
Other assets	≤10
List of Cozani’s clients	13.04
Surplus on Cozani’s concession license	5.66

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on December 31, 2023 and December 31, 2022.

Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill allocated from R$ 2,636,426, which is recorded on December 31, 2023 and December 31, 2022.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

93

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on December 31, 2023 and December 31, 2022.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

94

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., Tim Group’s operating company in Brazil and that in 2023 merged Cozani’s balances, acquired in 2022. This methodology is aligned with the company's strategic direction. It is worth highlighting that the group’s results are mainly represented by TIM S.A., but since the merger of Cozani occurred on April 1, 2023, these results impacted the consolidated TIM S.A. until March 31, 2023.

On December 31, 2022, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

In 2023, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On December 31, 2023, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

95

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

96

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On December 31, 2023, the Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate (R$ 259 million in 2022) incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity (R$ 99 million in 2022). These balances were recorded as goods in progress until the asset was available for the use intended by Management. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations in service was carried out.

The total effect on the Company’s intangible assets on December 31, 2023 referring to 5G radio frequencies and related obligations was R$ 3,930 million (R$ 3,866 million in 2022) and there are no more balances of assets in progress relating to 5G licenses on December 31, 2023 (R$ 2,753 million in 2022) and R$ 3,930 million in Authorizations (R$ 1,113 million in 2022).

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	Parent Company		Consolidated
	2023	2022	2022
LT Amazonas	177,569	179,305	179,305
Sublease “resale stores” – IFRS 16	58,772	59,341	59,341
	236,341	238,646	238,646

Current portion	(29,886)	(30,643)	(30,643)
Non-current portion	206,455	208,003	208,003

97

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	Up to Dec 2024	Jan 2025–Dec 2029	Jan 2030 onwards	Nominal values	Present value
	56,172	200,746	113,535	370,453	236,341
LT Amazonas(i)	30,669	155,509	113,351	299,529	177,569
Sublease “resale stores” – IFRS 16	25,503	45,237	184	70,924	58,772

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The Company’s sublease revenue in 2023 was R$ 67,021 (R$ 62,235 in 2022).

Liabilities

	Parent Company		Consolidated
	2023	2022	2022

LT Amazonas(i)	327,820	327,505	327,505
Sale of towers (leaseback)(ii)	1,679,221	1,730,214	1,730,214
Other (iv)	147,051	158,314	158,314
Subtotal	2,154,092	2,216,033	2,216,033

Other leases:(iii)
Leases – Network Infrastructure	5,476,509	4,084,433	6,123,914
Leases - Shops & kiosks & real estate	958,981	746,028	746,028
Leases - Land (Network)	2,793,441	1,820,803	2,664,315
Leases – Fiber	873,752	1,081,576	1,081,575
Subtotal leases IFRS 16 / CPC 06 (R2)	10,102,683	7,732,840	10,615,832
Total	12,256,775	9,948,873	12,831,865

Current portion	(1,808,740)	(1,353,869)	(2,257,211)

Non-current portion	10,448,035	8,595,004	10,574,654

98

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The amount of interest paid in the year ended December 31, 2023 related to IFRS 16 / CPC 06 (R2) is R$ 1,122,523 (R$ 1,001,311 in the year ended December 31, 2022).

In accordance with CPC 15 (R1), in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if the lease agreement acquired was a new lease agreement on the acquisition date. The impact on Lease Liabilities on the acquisition date (April 20, 2022) was R$ 2,929,449 (Note 1.2.1).

In 2023, the amount of R$ 238 million was paid, referring to fines applied related to the decommissioning process of sites acquired from Cozani (merged on April 1, 2023).

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Parent Company

	Up to Dec 2024	Jan 2025–Dec 2029	Jan 2030 onwards	Nominal values	Present value
Total - Lease liability	2,883,402	8,801,049	8,893,910	20,578,363	12,256,775

LT Amazonas(i)	69,937	295,376	215,464	580,777	327,820
Sale and leaseback of Towers(ii)	304,451	1,448,007	1,624,775	3,377,233	1,679,221
Other (iii)	39,333	139,116	10,383	188,832	147,051

Total other leases(iv)	2,469,681	6,918,550	7,043,288	16,431,521	10,102,683
Leases – Network infrastructure	1,220,279	3,994,195	4,039,512	9,253,986	5,476,509
Leases - Shops & kiosks & real estate	225,771	652,745	713,873	1,592,389	958,981
Leases - Land (Network)	546,966	1,764,908	2,289,903	4,601,778	2,793,441
Leases – Fiber	476,665	506,702	-	983,368	873,752

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

99

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value on December 31, 2023 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 13.63% (13.24% in 2022).

Lease agreements within the scope of IFRS 16/CPC 06 (R2) acquired through the acquisition from Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental rate of loans. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 32,037 on December 31, 2023 (R$ 40,723 on December 31, 2022).

18.	Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Anatel.

On December 31, 2023, this credit is R$ 80,963 (R$ 26,519 on December 31, 2022).

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

100

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Parent Company		Consolidated
	2023	2022	2022

Suppliers	4,612,112	4,385,356	4,237,229

Domestic currency	4,052,047	4,089,977	3,940,624
Suppliers of materials and services (i)	3,970,040	4,003,003	3,842,435
Interconnection (ii)	50,519	64,228	67,724
Roaming(iii)	64	603	1,857
Co-billing(iv)	31,424	22,143	28,608

Foreign currency	560,065	295,379	296,605
Suppliers of materials and services (i)	220,061	161,042	161,042
Roaming(iii)	340,004	134,337	135,563

Current portion	4,612,112	4,385,356	4,237,229

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. On December 31, 2023, the Company has approximately R$ 316 million (R$ 260 million on December 31, 2022) related to the drawee risk operation.

101

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

20.	Authorizations payable

On December 31, 2023 and December 31, 2022, the Company and its subsidiary have the following commitments with ANATEL:

	Parent Company		Consolidated
	2023	2022	2022

Renewal of authorizations(i)	190,771	216,627	231,801
Updated ANATEL liability(ii)	257,616	186,307	186,307
Authorizations payable(iii)	1,076,776	1,255,282	1,255,282
	1,525,163	1,658,216	1,673,390

Current portion	(407,747)	(507,685)	(507,685)
Non-current portion	1,117,416	1,150,531	1,165,705

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[9] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On December 31, 2023, the balances falling due related to the renewal of Authorizations were R$ 190,771 (R$ 216,627 on December 31, 2022) and represented the amount of R$ 231,801 on December 31, 2022 in the consolidated.

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 258 million (R$ 186 million on December 31, 2022), which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (the three first installments were paid in the amounts of R$ 46,274, R$ 52,005 and R$ 57,811). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). Regarding EACE, four contributions totaling R$ 533 million were made up until December 31, 2023.

[9] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

102

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

On December 31, 2023, the outstanding balance, considering the amounts related to radio frequencies and contributions to be made in the EACE entity, is R$ 1,225 million (R$ 1,255 million on December 31, 2022).

The authorizations payable on December 31, 2023 due in long-term is in accordance with the following schedule:

Parent Company
2023
2025	283,073
2026	59,109
2027	59,109
2028	59,109
2029	59,109
2030	59,109
2031	53,845
>2032	484,953
1,117,416

The primary authorizations held by TIM S.A. on December 31, 2023, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR92 (PA), Feb 2024	Dec 2029	-	Dec 2041	Dec 2031
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo (merged from COZANI)*	Mar 2031 (1800MHz)			Oct 2027 (V2)
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR21 (RJ), Feb 2024	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio de Janeiro and Espírito Santo (merged from COZANI)*	Mar 2031 (900MHz)			Oct 2027 (V2)

103

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	December 2032	Apr 2038	Oct 2027 (V1)	Part of AR61 (DF), Feb 2024	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Tocantins and Distrito Federal (merged from COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
Municipality of Paranaíba, in Mato Grosso do Sul, and municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás - (merged COZANI)*	Dec 2032 (900 & 1800MHz)		Apr 2038	Oct 2027 (V2)
Mato Grosso do Sul (except the municipality of Paranaíba) and Goiás (except municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão) - (merged COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo (merged COZANI)*	Dec 2032 (1800MHz)			Oct 2027 (V2)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V1)	AR41, except Curitiba and the Metropolitan Region, Feb 2024 AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná and Santa Catarina (merged from COZANI)*	Dec 2032 (900 & 1800MHz)			Oct 2027 (V2)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio Grande do Sul (merged COZANI)*	Dec 2032 (900MHz)	Dec 2032		Oct 2027 (V2)

104

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (merged from COZANI)*	Mar 2031 (900 & 1800MHz)		Mar 2031	Oct 2027 (V2)
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Bahia, Sergipe, Rio de Janeiro and Minas Gerais (merged from COZANI)*			Apr 2038	Oct 2027 (V2)

* Cozani’s incorporated authorizations indicated in a section based on the different deadlines contained in the Authorization granted to Cozani. Due to the merger, the deadline for using radio frequencies in each location will be long-term.

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

				Parent Company		Consolidated
Description	Currency	Charges	Maturity	2023	2022	2022
KFW Finnvera(ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	124,411	173,381	173,381
Scotia¹ (ii)	USD	1.4748% p.a.	Apr 2024	485,498	1,568,683	1,568,683
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	515,068	515,265	515,265
Debentures² (ii)	BRL	IPCA + 4.1682% p.a.(i)	June 2028	1,859,897	1,771,797	1,771,797
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	392,340	394,139	394,139
BNB³ (i)	BRL	IPCA + 1.2228%–1.4945%	Feb 2028	206,140	249,400	249,400
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	187,592	297,160	297,160
Total				3,770,946	4,969,825	4,969,825

Current				(1,267,237)	(1,264,967)	(1,264,967)
Non-current				2,503,709	3,704,858	3,704,858

¹ Rates on outstanding debts on 12/31/2022 with Scotia Bank are between 1.4748% and 3.2300% p.a.

² The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

³ BNB interest rates already include a 15% discount for payment.

4 The debt with KFW Finninvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

105

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Guarantees

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually. The index is the Net Financial Debt on EBITDA. The Company has been complying with all the established ratios.

Company’s loans and financing on December 31, 2023 due in long-term is in accordance with the following schedule:

-
2025	200,857
2026	726,402
2027	726,402
2028	687,548
2029	55,714
2030	55,714
2031	51,072
2,503,709

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2024	1,267,237
2025	200,857
2026	726,402
2027	726,402
2028	687,548
2029	55,714
2030	55,714
2031	51,072
3,770,946

106

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With respect to proceeds contracted with The Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on December 31, 2023 is, respectively, R$ 478,098, R$ 520,990, R$ 1,821,869, R$ 381,027 and R$ 193,878 (in 2022 was respectively, R$ 1,519,742, R$ 59,199, R$ 1,670,839, R$ 361,828 and R$ 219,697).

22.	Taxes, fees and contributions payable

	Parent Company		Consolidated
	2023	2022	2022

Taxes, fees and contributions payable	3,058,718	2,140,218	2,291,267

Value-added tax on sales and services - ICMS	249,485	212,043	222,120
ANATEL’s taxes and fees(i)	2,563,784	1,698,025	1,798,967
Imposto sobre Serviço [Service tax] - ISS	67,765	65,881	65,664
PIS / COFINS	49,312	62,324	102,157
Other (ii)	128,372	101,945	102,359

Current portion	(3,048,115)	(2,126,678)	(2,277,727)
Non-current portion	10,603	13,540	13,540

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020.

In the 2020 amounts, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF) in the amount of R$ 490 million, which remains outstanding until the final and unappealable decision.

In 2021 and 2022, there were partial payments related to CRFP and Condecine in the amount of R$ 300 million per annum and TFF payments remain suspended based on an injunction issued by the Regional Court of the 1st Region. The suspended amounts are as follows: R$ 480 million in 2021 and R$ 482 million and R$ 104 million in 2022, referring to TIM S.A. and Cozani, respectively.

107

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Until December 31, 2022, there was the recognition of R$ 215.6 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction and R$ 52.6 million recorded in 2021 and R$ 163 million in 2022.

In 2023, the amount related to the principal of TFF is R$ 531 million and there was recognition of R$ 237 million in interest for late payment on the Fistel amounts (TFF) for the years 2020, 2021, 2022 and 2023, adjusted until December 31, 2023.

(ii) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

23.	Deferred revenues

	Parent Company		Consolidated
	2023	2022	2022

Deferred revenues	901,002	889,441	932,029

Prepaid services(i)	187,540	151,355	193,944
Government grants	-	860	860
Anticipated revenues	39,138	43,561	43,561
Deferred revenues on sale of towers(ii)	626,636	680,731	680,731
Contract liabilities(iii)	47,688	12,934	12,933

Current portion	(279,401)	(222,829)	(265,417)
Non-current portion	621,601	666,612	666,612

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on December 31, 2023 and December 31, 2022, presented below, represent the individual and consolidated amounts.

The balances on December 31, 2023 and December 31, 2022, presented below, represent the individual and consolidated amounts.

	2023	2022

Accounts receivable included in trade accounts receivable	2,344,726	2,182,403
Contractual assets	19,957	19,828
Contractual liability	(47,688)	(12,934)

108

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the year.

Contractual assets (liabilities)

Balance on January 01, 2023	6,894
Additions	(27,535)
Write-offs	(7,090)
Balance at December 31, 2023	(27,731)

The balances of contractual assets and liabilities that represent the individual and consolidated balances are expected to be realized according to the table below:

	2024	2025
Contractual assets (liabilities)	(12,836)	(14,895)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

109

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)
24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company		Consolidated
	2023	2022	2022

Provision for legal and administrative proceedings	1,410,299	1,112,153	1,112,156

Civil(a)	498,180	392,972	392,976
Labor(b)	212,929	214,450	214,450
Tax(c)	666,209	473,391	473,390
Regulatory(d)	32,981	31,340	31,340

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2022	Additions, net of reversals	Payments	Inflation adjustment	December 2023

	1,112,153	323,018	(343,440)	318,568	1,410,299

Civil(a)	392,972	149,419	(206,297)	162,086	498,180
Labor(b)	214,450	77,225	(121,585)	42,839	212,929
Tax(c)	473,391	92,645	(11,671)	111,844	666,209
Regulatory(d)	31,340	3,729	(3,887)	1,799	32,981

	December 2021	Additions, net of reversals	Payments	Inflation adjustment	December 2022

	960,881	247,227	(242,597)	146,642	1,112,153

Civil(a)	309,019	130,164	(133,649)	87,438	392,972
Labor(b)	192,132	79,613	(84,165)	26,870	214,450
Tax(c)	429,951	35,978	(21,192)	28,654	473,391
Regulatory(d)	29,779	1,472	(3,591)	3,680	31,340

110

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 179,815 (R$ 179,132 on December 31, 2022) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 258,578 (R$ 168,987 on December 31, 2022).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The accrued amount is R$ 50 million (R$ 150.9 million on December 31, 2023). Currently, the analysis of the admissibility of the Extraordinary Appeal filled by TIM is being awaited.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 45,770 (R$ 27,740 on December 31, 2022).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 11,964 (R$ 14,642 on December 31, 2022).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,053 (R$ 2,471 on December 31, 2022).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). There is no provisioned amount corresponding to these lawsuits on December 31, 2023 and December 31, 2022.

111

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions discussed in the Judiciary Branch.

From the total of 1,833 Labor claims on December 31, 2023 (1,628 on December 31, 2022) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security lawsuits. The provisioning of these claims totals R$ 212,929 updated monetarily (R$ 214,450 on December 31, 2022).

c. Tax proceedings

	2023	2022
Federal taxes	274,781	260,206
State taxes	307,898	130,816
Municipal taxes	9,711	8,550
TIM S.A. proceedings (Purchase price allocation)	73,819	73,819
	666,209	473,391

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 80 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,513 (R$ 4,303 on December 31, 2022).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 44,917 (R$ 42,171 on December 31, 2022).

(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 17,239 (R$ 16,169 on December 31, 2022).

112

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Additionally, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 68,084 (R$ 64,140 on December 31, 2022).

(iv)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 60,828 (R$ 67,815 on December 31, 2022).

State taxes

The provision for TIM S.A. supports 124 proceedings and is mainly composed of the following lawsuits:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 39,219 (R$ 24,811 on December 31, 2022).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 8,460 (R$ 6,757 on December 31, 2022);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 47,178 (R$ 17,471 on December 31, 2022);

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 26,280 (R$ 11,943 on December 31, 2022);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 11,260 (R$ 10,392 on December 31, 2022).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 15,167 (R$ 16,220 on December 31, 2022).

(vii)	in 2023, recognized as provision on charge on subscription fees without deductible, whose updated amounts is R$ 35,176.

(viii)	In 2023, the provision on charge of special credit amounts was recognized, whose updated amounts is R$ 34,820.

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

113

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

TIM S.A. proceedings (Purchase price allocation)

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 73,819 as of December 31, 2022).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2023, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 32,981 (R$ 31,340 on December 31, 2022).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	2023	2022

	21,351,995	20,123,806

Civil (e.1)	1,512,495	1,418,874
Labor and Social Security (e.2)	400,827	360,942
Tax (e.3)	19,236,990	18,171,345
Regulatory (e.4)	201,683	172,645

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	2023	2022
Consumer lawsuits (e.1.1)	140,934	141,858
ANATEL (e.1.2)	350,187	293,203
Consumer protection bodies (e.1.3)	480,094	455,481
Former trading partners (e.1.4)	260,431	230,360
Social and environmental and infrastructure (e.1.5)	119,669	116,613
Other (e.1.6)	161,180	181,359
	1,512,495	1,418,874

114

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 113,315 (R$ 80,456 on December 31, 2022).

115

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

e.2.2. Labor

There are 3,102 Labor claims on December 31, 2023 (3,384 on December 31, 2022) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 287,512 (R$ 280,486 on December 31, 2022). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	2023	2022

	19,236,989	18,171,345

Federal taxes (e.3.1)	3,139,640	3,275,840
State taxes (e.3.2)	10,438,811	9,640,939
Municipal taxes (e.3.3)	1,712,988	1,587,910
FUST, FUNTTEL and EBC (e.3.4)	3,945,550	3,666,656

The values presented are corrected, in an estimated way, based on the SELIC rate. The historical amount involved is R$ 13,095,822 (R$ 13,014,078 on December 31, 2022).

e.3.1. Federal taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,139,640 on December 31, 2023 (R$ 3,275,840 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,711,566 (R$ 1,579,257 on December 31, 2022). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Offset method for tax losses and negative bases. The amount involved is R$ 255,912 (R$ 265,163 on December 31, 2022).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 77,697 (R$ 73,307 on December 31, 2022).

(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 318,365 (R$ 292,662 on December 31, 2022).

116

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 316,675 (R$ 437,419 on December 31, 2022).

The amounts not highlighted refer to several discussions at the federal level involving, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on December 31, 2023 is R$ 10,438,811 (R$ 9,640,939 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,338,672 (R$ 1,236,502 on December 31, 2022).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 435,326 (R$ 394,834 on December 31, 2022).

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved is R$ 782,497 (R$ 694,479 on December 31, 2022).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2023, the involved amount is R$ 4,304,655 (R$ 3,835,583 on December 31, 2022).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 134,165 (R$ 154,673 on December 31, 2022).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 996,002 (R$ 900,731 on December 31, 2022).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 726,364 (R$ 625,202 on December 31, 2022).

117

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)
(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 148,465 (R$ 136,243 on December 31, 2022).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 339,088 (R$ 330,805 on December 31, 2022).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,712,988 on December 31, 2023 (R$ 1,587,910 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,431,623 (R$ 1,281,547 on December 31, 2022).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 93,172 (R$ 86,520 on December 31, 2022).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 143,150 (R$ 149,764 on December 31, 2022).

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 3,945,550 (R$ 3,666,656 on December 31, 2022). The main discussion, whose historical amount is R$ 2,212,935 (R$ 2,208,814 on December 31, 2022) involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2023, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 201,683 (R$ 172,645 on December 31, 2022).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

118

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital relationship; and Additional Commitments.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. The following commitments were certified by Anatel: Numbering; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Personal assistance; Digital relationship; Additional; and Collaborative Portal.

In October 2022, TIM and Anatel signed the Amendment to renegotiate the commitment related to Quality Indicators. Thus, the Perceived Quality Index (IQP) started to be adopted to replace the General Quality Index (IGQ) for Years 3 and 4 of the TAC.

In June 2023, TIM concluded the 3rd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. Regarding the Additional Commitments, as aforementioned, Anatel has already issued a statement of fulfillment of the obligation relating to the third year of the TAC, thus guaranteeing the general statement of fulfillment of the obligation for the implementation of SMP with 4G or later technology in 350 (three hundred and fifty) municipalities under the terms agreed in the TAC. In December 2023, the following Commitments were attested: Numbering; Impediment; Repair Plan; Internal controls; LTE 700 MHz; New 4G; Backhaul; Digital relationship. Anatel indicated that: (i) it is still evaluating compliance with the commitment related to Station Licensing and IQP; and (ii) in relation to the Reparation Plan commitment (for 10 records only) and IR would establish PADICs.

In July 2023, TIM started the fourth and final year of the Consent Decree. The Company will continue fully implementing the internal monitoring mechanisms on the evolution of the schedules by the Governance Office in Management and Board of Directors.

The Company has met the TAC implementation schedule and has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

119

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

25.	Other liabilities and provision
	Parent Company		Consolidated
	2023	2022	2022

Other liabilities and provision	365,841	192,884	732,367

Provision for future asset decommissioning	130,328	23,659	289,606
Advance from customers	25,215	12,887	15,068
Onerous capacity contract(i)	122,042	-	178,532
Other provisions for risk	42,419	-	83,923
Other (ii)	45,837	156,338	165,238
Current portion	(121,273)	(21,327)	(132,954)
Non-current portion	244,568	171,557	599,413

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

(ii) On June 23, 2022, Complementary Law 194 was enacted, which, in short, amended Law 5172, of October 25, 1966 (National Tax Code), and Complementary Law 87, of September 13, 1996 (Kandir Law), to consider essential goods and services related to fuels, electric power, communications and collective transport and, as a consequence, pointed to the reduction of ICMS on revenues earned by companies in such industries.

Throughout 2023, the Company proactively transferred its effects to its customers, according to the nature of its plans and realized the outstanding amounts as of December 31, 2022 in the amount of R$ 117 million.

26.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2023, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2022).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

120

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	2023	2022

	384,311	408,602

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	30,707	54,998

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

121

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

c. 3 Tax Benefit Reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On December 31, 2023, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,362,239 (R$ 2,124,411 on December 31, 2022).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

On December 31, 2023 and 2022, dividends and interest on shareholders' equity were calculated as follows:

	2023	2022

Net profit for the year	2,837,422	1,670,755
(-) Non-distributable tax incentives	(237,828)	(166,110)
(-) Constitution of legal reserve	(129,979)	(75,233)
Adjusted net profit	2,469,615	1,429,412

Minimum dividends calculated on the basis of 25% of adjusted profit	617,404	357,353

Breakdown of dividends payable interest on shareholders’ equity:
Interest on shareholders’ equity	1,600,000	1,400,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,600,000	1,400,000

Withholding income tax (IRRF) on interest on shareholders' equity	(233,230)	(196,970)
Total dividends and interest on shareholders’ equity, net	1,366,770	1,203,030

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the financial statements, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the year 2023, the amount of R$ 1,600,000 of interest on shareholders’ equity were distributed and additional amount of R$ 1,310,000 of dividends were proposed, which are subject to approval during the General Meeting on March 28, 2024, totaling R$ 2,910,000.

During the year 2022, the amount of R$ 1,400,000 of interest on shareholders’ equity and additional dividends of R$ 600,000 were distributed, which were approved at the General Meeting on March 30, 2023, totaling R$ 2,000,000.

122

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The amounts allocated in 2022 and 2023 are shown below:

Approval	Payment	Dividend

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
09/12/2022	10/31/2022	235,000
09/12/2022	01/24/2023	245,000
12/12/2022	01/24/2023	455,000
03/30/2023	04/18/2023	600,000
		2,000,000

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
09/18/2023	10/23/2023	425,000
12/06/2023	01/23/2024	655,000
02/06/2024 (*)	Apr 2024 July 2024 and Oct 2024	1,310,000
		2,910,000

(*) Dividends are subject to definitive approval at the General Meeting on March 28, 2024.

Throughout 2023, the Company disbursed, through dividends and/or JSCP, the amount of R$ 1,470,470 (R$ 807,799 in 2022) to controlling shareholders and R$ 704,459 (R$ 391,402 in 2022) to controlling shareholders non-controlling shareholders.

The balance on December 31, 2023 of the item “dividends and interest on shareholders' equity payable” totaling R$ 647,872 (R$ 661,494 on December 31, 2022), is composed of the outstanding amounts of previous years in the amount of R$ 89,143 (R$ 61,494 on December 31, 2022) in addition to the paid amount of R$ 655,000 (R$ 558,729, net) on January 23, 2024, as indicated in the Subsequent event’ note (Note 41).

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

In 2023, the amount of R$ 7.734 million of unclaimed dividends was reversed to the expansion reserve (R$ 7.573 as of December 31, 2022).

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

123

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

27.	Long-term incentive plan

2018-2020 Plan and 2021-2023 Plan

On April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2018-2020 and 2021-2023 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year	Shares (principal) granted during the period	Shares transferred during the year				Paid in cash				Canceled shares (principal)	Share balance (principal)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	during the year	at the end of the year
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	-	1,560,993	-	-	-	-	-	-	-	-	(25,389)	1,535,604
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	1,183,147	-	(264,305)	(110,928)	(17,227)	(392,460)	-	-	-	-	(147,540)	771,302
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	2,024,153	220,743	(957,545)	(160,259)	(89,699)	(1,207,503)	(89,403)	(12,268)	(8,159)	(109,830)	(376,006)	821,942
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	260,840	-	(230,188)	(25,174)	(29,560)	(284,922)	(30,471)	(3,330)	(3,913)	(37,714)	(181)	-
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	-	-	-	-	-	-	-	-	-	-	-	-

2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-	-	-
Total	8,796,963			3,468,140	1,781,736	(1,452,038)	(296,361)	(136,486)	(1,884,885)	(119,874)	(15,598)	(12,072)	(147,544)	(549,116)	3,128,848
Weighted average price of the balance of grants			R$ 12.85

124

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Identification of grant	Shares granted	Maturity date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year			Paid in cash			Canceled during the year	Balance at the end of the year
						Billed volume	Performance change	Additional dividends	Billed volume	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	-	1,227,712	-	-	-	-	-	-	(44,565)	1,183,147
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	(1,043,059)	(87,605)	(43,880)	(2,883)	(473)	(130)	(49,639)	2,024,153
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	(252,024)	(63,029)	(22,884)	(2,593)	(649)	(236)	(3,641)	260,840
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	(419,188)	(137,064)	(62,243)	(7,842)	(2,537)	(1,195)	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,235,970			4,065,862	1,227,712	(1,714,271)	(287,698)	(129,007)	(13,318)	(3,659)	(1,561)	(97,845)	3,468,140
Weighted average price of the balance of grants			R$ 13.15

The base price of the share of each share was calculated using the weighted averages of shares The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2018-2020 Plan - 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018-2020 Plan - 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018-2020 Plan - 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

On December 31, 2023, expenses pegged to these long-term benefit plans totaled R$ 32,424 (R$ 47,815, on December 31, 2022).

125

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Termination of the Share Buyback Program and Approval of a New Program

On June 12, 2023, the Board of Directors became aware of the termination of the Share Buyback Program approved at a meeting of the Company’s Board of Directors on May 5, 2021 and approved a new share buyback program of its own issuance. The new program started as of the date of the Board of Directors’ resolution, remaining in effect until December 12, 2024, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

28.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2023 is R$ 162,122 (R$ 153,348 on December 31, 2022).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

126

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

127

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Parent Company		Consolidated
	2023	2022	2023	2022

Net revenue	23,843,006	20,759,080	23,833,893	21,530,801

Gross revenue	33,491,945	28,650,398	33,530,346	29,713,383

Revenue from services	31,934,536	27,331,986	31,972,936	28,394,971
Revenue from services - Mobile	29,982,310	25,435,736	30,020,711	26,498,745
Service revenue - Landline	1,952,226	1,896,250	1,952,225	1,896,226

Sale of goods	1,557,409	1,318,412	1,557,410	1,318,412

Deductions from gross revenue	(9,648,939)	(7,891,318)	(9,696,453)	(8,182,582)
Taxes levied	(3,610,371)	(4,190,169)	(3,657,281)	(4,471,342)
Discounts granted	(6,030,261)	(3,692,038)	(6,030,865)	(3,702,129)
Returns and other	(8,307)	(9,111)	(8,307)	(9,111)

29.	Operating costs and expenses

	Parent Company
	2023				2022
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(11,739,481)	(5,631,263)	(1,757,848)	(19,128,592)	(9,934,765)	(5,175,582)	(1,801,836)	(16,912,183)

Personnel	(57,740)	(862,899)	(459,230)	(1,379,869)	(50,271)	(786,725)	(441,503)	(1,278,499)
Outsourced services	(677,645)	(2,142,275)	(823,079)	(3,642,999)	(609,432)	(2,013,162)	(821,144)	(3,443,738)
Interconnection and connection means	(3,274,991)	-	-	(3,274,991)	(2,781,893)	-	-	(2,781,893)
Depreciation and amortization	(6,149,864)	(343,671)	(403,867)	(6,897,402)	(5,113,029)	(292,385)	(460,292)	(5,865,706)
Taxes, fees and contributions	(36,395)	(853,763)	(26,839)	(916,997)	(36,629)	(763,860)	(22,853)	(823,342)
Rentals and reinsurance	(506,475)	(146,629)	(16,490)	(669,594)	(467,527)	(133,148)	(18,032)	(618,707)
Cost of goods sold	(1,033,891)	-	-	(1,033,891)	(870,978)	-	-	(870,978)
Advertising	-	(599,253)	-	(599,253)	-	(565,263)	-	(565,263)
Losses on doubtful accounts	-	(620,667)	-	(620,667)	-	(585,699)	-	(585,699)
Other	(2,480)	(62,106)	(28,343)	(92,929)	(5,006)	(35,340)	(38,012)	(78,358)

128

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Consolidated
	2023				2022
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(11,496,437)	(5,742,642)	(1,759,433)	(18,998,512)	(10,655,981)	(5,596,211)	(1,808,735)	(18,060,927)

Personnel	(57,740)	(862,899)	(459,230)	(1,379,869)	(50,271)	(786,725)	(441,503)	(1,278,499)
Outsourced services	(683,809)	(2,211,627)	(824,634)	(3,720,070)	(634,498)	(2,248,966)	(828,007)	(3,711,471)
Interconnection and connection means	(2,804,984)	-	-	(2,804,984)	(2,511,779)	-	-	(2,511,779)
Depreciation and amortization	(6,369,438)	(343,724)	(403,867)	(7,117,029)	(6,074,238)	(292,644)	(460,292)	(6,827,174)
Taxes, fees and contributions	(36,503)	(876,709)	(26,863)	(940,075)	(36,972)	(907,895)	(22,856)	(967,723)
Rentals and reinsurance	(507,164)	(146,632)	(16,496)	(670,292)	(471,998)	(133,150)	(18,032)	(623,180)
Cost of goods sold	(1,033,891)	-	-	(1,033,891)	(870,978)	-	-	(870,978)
Advertising	-	(599,253)	-	(599,253)	-	(565,272)	-	(565,272)
Losses on doubtful accounts	-	(639,692)	-	(639,692)	-	(626,218)	-	(626,218)
Other	(2,908)	(62,106)	(28,343)	(93,357)	(5,247)	(35,341)	(38,045)	(78,633)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 17,650 (R$ 17,106 on December 31, 2022). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

129

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

30.	Other net revenue (expense)

	Parent Company		Consolidated
	2023	2022	2023	2022
Revenues
Revenue from grant, net	860	10,324	860	10,324
Fines on telecommunication services	77,586	68,408	77,814	72,903
Revenue on disposal of assets (ii)	318,960	23,747	318,960	23,747
Other revenues (iii)	65,710	60,876	65,703	62,256
	463,116	163,355	463,337	169,230
Expenses
FUST/FUNTTEL(i)	(156,855)	(141,994)	(158,021)	(151,485)
Taxes, fees and contributions	(1,400)	(1,500)	(1,400)	(1,526)
Provision for legal and administrative proceedings, net of reversal
	(296,106)	(219,229)	(296,108)	(219,241)
Expenses on disposal of assets	(13,875)	(23,443)	(13,875)	(23,443)
Other expenses	(22,030)	(20,367)	(22,712)	(21,906)
	(490,266)	(406,533)	(492,116)	(417,601)

Other revenues (expenses), net	(27,150)	(243,178)	(28,779)	(248,371)

(i)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

(ii)	It mainly represents the gain in the acquisition of Cozani due to the end of the dispute over the price adjustment (see Note 1.2).

(iii)	It mainly represents deferred revenue in the sold towers (pursuant to Note 17), in the amount of R$ 54,095 in 2023 (R$ 54,095 in 2022).

130

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

31.	Financial revenues
	Parent Company		Consolidated
	2023	2022	2023	2022

Financial revenues	1,219,004	1,267,501	1,239,753	1,318,948
Interest on interest earning bank deposits	459,495	498,170	479,968	546,763
Interest received from customers	29,386	26,426	29,467	27,916
Swap interest (iii)	483,785	299,096	483,785	299,096
Interest on lease	28,041	28,101	28,041	28,101
Inflation adjustment(i)	175,686	213,949	175,686	213,949
Other derivatives(ii)	39,173	187,097	39,173	187,097
Other revenue	3,438	14,662	3,633	16,026

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until December 31, 2023, the Company obtained the subscription right related to the 9th and 10th contract targets, generating an effect of R$ 39,173 (R$ 117,520 on December 31, 2022, related to 5th, 6th and 7th contract targets). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 28.

(iii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

32.	Financial expenses

	Parent Company		Consolidated
	2023	2022	2023	2022

Financial expenses	(2,858,036)	(2,466,068)	(2,765,961)	(2,762,963)
Interest and inflation adjustment on loans and financing	(215,357)	(71,979)	(215,357)	(71,979)
Interest on taxes and rates	(249,178)	(174,351)	(252,527)	(187,778)
Swap interest	(578,900)	(644,280)	(578,900)	(644,280)
Interest on lease	(1,163,824)	(1,075,603)	(1,062,251)	(1,333,007)
Inflation adjustment(i)	(341,542)	(183,524)	(346,719)	(206,018)
Discounts granted	(56,356)	(47,644)	(56,356)	(48,774)
Other expenses (ii)	(252,879)	(268,687)	(253,851)	(271,127)

(i) A major portion related to: (a) inflation adjustment of lawsuits, in the amount of R$ 319,248 - see Note 24 (R$ 146,642 on December 31, 2022); and

131

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(ii) A major portion related to: (a) interest on concessions in the amount of R$ 111,986 (R$ 87,673 at December 31, 2022); and (b) financial expenses related to guarantee insurance, surety and charges in the amount of R$ 103,448 (R$ 103,442 on December 31, 2022).

33.	Foreign exchange variations, net

	Parent Company		Consolidated
	2023	2022	2023	2022
Revenues
Loans and financing(i)	125,981	47,552	125,981	47,552
Suppliers	33,680	34,586	33,680	34,586
Swap(ii)	10,698	28,006	10,698	28,006
Other	23,676	30,923	23,676	30,923
	194,035	141,067	194,035	141,067
Expenses
Loans and financing(i)	(10,698)	(27,984)	(10,698)	(27,984)
Suppliers	(19,336)	(21,109)	(19,336)	(21,109)
Swap(ii)	(125,981)	(47,460)	(125,981)	(47,460)
Other	(45,077)	(39,507)	(45,077)	(39,507)
	(201,092)	(136,060)	(201,092)	(136,060)

Net foreign exchange variations	(7,057)	5,007	(7,057)	5,007

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).

34.	Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year.

	2023	2022

Income attributable to the shareholders of the company	2,837,422	1,670,755

Weighted average number of shares issued (thousands)	2,420,710	2,419,961

Basic earnings per share (in R$)	1.17	0.69

132

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	2023	2022

Income attributable to Company's shareholders	2,837,422	1,670,755

Weighted average number of shares issued (thousands)	2,420,758	2,420,245

Diluted earnings per share (in R$)	1.17	0.69

The calculation of diluted earnings per share considered 47 (284 thousands on December 31, 2022) shares related to the long-term, as mentioned in Note 27.

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent Company		Consolidated
	2023	2022	2022

Telecom Italia Sparkle(i)	3,004	2,770	2,770
Gruppo Havas(vi)	6,544	-	-
TI Sparkle(iii)	187	1,494	1,494
TIM Brasil (vii)	22,803	22,790	22,790
Telecom Italia S.p.A. (ii)	3,298	2,086	2,086
I-Systems(ix)	7,502	14,762	14,762
Cozani(x)	-	456,185	-
Other	96	674	674
Total	43,434	500,761	44,576

133

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

	Liabilities
	Parent Company		Consolidated
	2023	2022	2022

Telecom Italia S.p.A. (ii)	127,902	85,845	85,845
Telecom Italia Sparkle(i)	4,797	4,436	4,436
TI Sparkle(iii)	8,087	9,445	9,445
TIM Brasil (iv)	10,858	10,858	10,858
Vivendi Group(v)	2,683	3,457	3,457
Gruppo Havas(vi)	68,407	65,618	65,618
I-Systems(viii)	60,367	49,391	49,391
Cozani(x)	-	383,621	-
Italtel(xi)	8,507	13,348	13,348
Other	4,229	8,862	8,862

Total	295,837	634,881	251,260

		Revenue
	Parent Company		Consolidated
	2023	2022	2023	2022

Telecom Italia S.p.A. (ii)	4,366	2,874	4,366	2,874
Telecom Italia Sparkle(i)	3,980	3,887	3,980	3,887
TI Sparkle(iii)	911	1,968	911	1,968
I Systems(ix)	27,315	36,090	27,315	36,090
Cozani(x)	3,041	459,797	-	-
Total	39,613	504,616	36,572	44,819

	Cost / Expense
	Parent Company		Consolidated
	2023	2022	2023	2022

Telecom Italia S.p.A. (ii)	130,994	108,792	130,994	108,792
Telecom Italia Sparkle(i)	13,520	12,409	13,520	12,409
TI Sparkle(iii)	17,762	18,095	17,762	18,095
Vivendi Group(v)	8,390	4,319	8,390	4,319
Gruppo Havas(vi)	531,350	382,275	531,350	382,275
I Systems(viii)	429,771	365,875	429,771	365,875
Cozani(x)	480,108	392,133	-	-
Other	18,445	16,983	18,445	16,983
Total	1,630,340	1,300,881	1,150,232	908,748

134

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which R$ 487,839 (R$ 345,597 on December 31, 2022) are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x) Refer to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and use of radio frequencies, in addition to co-billing agreements.

(xi) The amounts refer to the development of the software used in the billing of telecommunication services. The company was merged in April 2023 and all intercompany balances were eliminated.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2023, the Company invested R$ 8,156 (R$ 5,787 on December 31, 2022).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2023	2022

Short-term benefits	24,530	35,717
Share-based remuneration	9,542	33,926
	34,072	69,643

135

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On December 31, 2023 and December 31, 2022, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB and the exposure to a fixed rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2023 and December 31, 2022, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

136

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2023 and December 31, 2022 or revenues from services rendered during the years ended December 31, 2023 and December 31, 2022.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the years ended December 31, 2023 and 2022. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2023 and December 31, 2022.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

137

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2023		2022
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	304,959	239,714	276,951	393,372
Other derivatives(i)	502,453	-	624,671	-
	807,412	239,714	901,622	393,372

Current portion	(299,539)	(239,714)	(239,189)	(343,142)
Non-current portion	507,873	-	662,433	50,230

Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.44% of the shares of C6 capital on December 31, 2023 (5.52% on December 31, 2022), where the Group/Company paid a share subscription premium in the amount of R$ 25.5 million until December 31, 2023 (R$ 23.9 million until December 31, 2022). As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on December 31, 2023 and December 31, 2022 corresponds to R$ 502 million and R$ 625 million, respectively. The change for the period refers to the achievement of 2 targets in 2023 (9th and 10th targets), with a fair value of R$ 40.7 million and subscription and shares in the amount of R$ 163 million, according to Note 12.

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 28.

The long-term derivative financial instruments on December 31, 2023 are due in accordance with the following schedule:

Assets

2025	505,163
>2026	2,710
507,873

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

138

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Financial instruments measured at fair value:

	2023
	Level 1	Level 2	TOTAL

Total assets	2,025,202	970,370	2,995,572

Financial assets at fair value through profit or loss	2,025,202	970,370	2,995,572

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Marketable securities	1,971,439	-	1,971,439
Other financial assets	53,763	162,958	216,721

Total liabilities	-	239,714	239,714

Financial liabilities at fair value through profit or loss	-	239,714	239,714

Derivative financial instruments	-	239,714	239,714

	2022
	Level 1	Level 2	TOTAL

Total assets	2,203,564	901,622	3,105,186

Financial assets at fair value through profit or loss	2,203,564	901,622	3,105,186

Derivative financial instruments	-	276,951	276,951
Other derivatives		624,671	624,671
Marketable securities	2,203,564	-	2,203,564

Total liabilities	-	393,372	393,372

Financial liabilities at fair value through profit or loss	-	393,372	393,372

Derivative financial instruments	-	393,372	393,372

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

139

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by category

The Company’s financial instruments per category can be summarized as follows:

December 31, 2023

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,993,747	2,995,572	10,989,319

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Trade accounts receivable and other accounts receivable excluding prepayments	3,908,773	-	3,908,773
Marketable securities	-	1,971,439	1,971,439
Cash and cash equivalents	3,077,931	-	3,077,931
Leases	236,341	-	236,341
Judicial deposits	689,739	-	689,739
Other financial assets	-	216,721	216,721
Other amounts recoverable	80,963	-	80,963

Liabilities, as per balance sheet	21,287,705	239,714	21,527,419

Loans and financing	3,770,946	-	3,770,946
Derivative financial instruments	-	239,714	239,714
Suppliers and other obligations, excluding legal obligations	4,612,112		4,612,112
Lease liabilities	12,256,775	-	12,256,775
Dividends and interest on shareholders' equity payable	647,872	-	647,872

140

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

December 31, 2022

Parent Company Consolidated

	Measured at amortized cost	Fair value through profit or loss	Total	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,405,960	3,105,186	10,511,146	7,851,215	3,105,186	10,956,401

Derivative financial instruments	-	276,951	276,951	-	276,951	276,951
Other derivatives	-	624,671	624,671	-	624,671	624,671
Trade accounts receivable and other accounts receivable excluding prepayments	3,978,135	-	3,978,135	3,659,777	-	3,659,777
Marketable securities	-	2,203,564	2,203,564	-	2,203,564	2,203,564
Cash and cash equivalents	1,785,100	-	1,785,100	2,548,713	-	2,548,713
Leases	238,646	-	238,646	238,646	-	238,646
Judicial deposits	1,377,560	-	1,377,560	1,377,560	-	1,377,560
Other amounts recoverable	26,519	-	26,519	26,519	-	26,519

Liabilities, according to the balance sheet	20,713,839	393,372	21,107,211	23,448,704	393,372	23,842,076

Loans and financing	4,969,825		4,969,825	4,969,825		4,969,825
Derivative financial instruments	-	393,372	393,372	-	393,372	393,372
Suppliers and other obligations, excluding legal obligations	4,385,356	-	4,385,356	4,237,229	-	4,237,229
Lease liabilities	9,948,873	-	9,948,873	12,831,865	-	12,831,865
Other contractual obligations	748,291	-	748,291	748,291	-	748,291
Dividends and interest on shareholders' equity payable	661,494	-	661,494	661,494	-	661,494

The regular purchases and sales of financial assets are recognized on the trading date, which is the date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

141

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

On December 31, 2023, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finninvera from Libor to SOFR.

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2023 and December 31, 2022 are shown in the following table:

December 31, 2023

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and Bank of America	125,854	125,854	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	206,140	207,987	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	485,498	485,740	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,068	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,880,389	1,882,880	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,340	393,389	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2022

		COUNTERPARTY			% Coverage		AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and Bank of America	175,589	175,589	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	249,400	249,166	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,568,683	1,569,829	100%	1.73–3.80% p.a.	CDI + 1.05−108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,265	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,796,843	1,796,843	100%	IPCA + 4.17% p.a.	CDI + 0.95%

BRL	IPCA x DI	BNDES	XP	394,139	394,139	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

142

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Dec 2023	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-

CDI	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	3,021,331	(52)	3,021,331	(2,964,259)	57,072	(8,712)	(8,660)
	remote	3,021,278	(105)	3,021,278	(2,973,018)	48,261	(17,523)	(17,419)
USD	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	3,172,288	150,905	3,172,288	(2,955,599)	216,689	150,905	-
	remote	3,323,193	301,810	3,323,193	(2,955,599)	367,594	301,810	-
Libor	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	3,023,281	1,898	3,023,281	(2,955,599)	67,683	1,898	-
	remote	3,025,180	3,797	3,025,180	(2,955,599)	69,581	3,797	-
IPCA	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	2,931,457	(89,926)	2,931,457	(2,955,599)	(24,142)	(89,926)	-
	remote	2,846,661	(174,722)	2,846,661	(2,955,599)	(108,938)	(174,722)	-

(1) Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(2) (KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES.

143

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Risk variable	Sensitivity scenario (i)	CDI	USD	Libor	IPCA

CDI	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	14.56%	4.8413	5.73%	4.62%
	Remote	17.48%	4.8413	5.73%	4.62%
USD	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	11.65%	6.0516	5.73%	4.62%
	Remote	11.65%	7.2620	5.73%	4.62%
Libor	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	11.65%	4.8413	7.16%	4.62%
	Remote	11.65%	4.8413	8.60%	4.62%
IPCA	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	11.65%	4.8413	5.73%	5.78%
	Remote	11.65%	4.8413	5.73%	6.93%

(i) Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on December 31, 2023 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

	2023	2022
Net income (loss) from derivative operations	(210,397)	(364,638)
Income (loss) from operations with other derivatives	39,173	160,414

144

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2023 and December 31, 2022 can be summarized as follows:

	Parent Company		Consolidated
	2023	2022	2023	2022

Total loans and derivatives (Notes 21 and 37)	3,203,248	4,461,574	3,203,248	4,461,574
Leases - Liabilities (Note 17)	12,256,775	9,948,873	12,256,775	12,831,865
Leases - Assets (Note 17)	(236,341)	(238,646)	(236,341)	(238,646)
Less: Cash and cash equivalents (note 4)	(3,077,931)	(1,785,100)	(3,077,931)	(2,548,713)
FIC (note 5)	(1,958,490)	(2,203,564)	(1,958,490)	(2,203,564)
Net debt	10,187,261	10,183,137	10,187,261	12,302,516
Other derivatives (note 37)	502,453	624,671	502,453	624,671
Financing of 5G License	952,600	895,094	952,600	895,094
Adjusted net debt	11,642,314	11,702,902	11,642,314	13,822,281
EBITDA (i) (last 12 months)	11,594,968	8,781,580	11,834,327	9,987,091
Financial leverage index	1.00	1.33	0.98	1.38

Reconciliation, net profit for the year:

Net profit for the year	2,837,422	1,670,755	2,837,422	1,670,755
Finance income (cost), net	1,646,089	1,193,560	1,533,265	1,439,008
Income tax and social contribution	267,836	185,652	346,611	50,153
Depreciation and amortization	6,843,621	5,731,613	7,117,029	6,827,175
LAJIDA (EBITDA) (i)	11,594,968	8,781,580	11,834,327	9,987,091

(i)   Lajida: income before interest, taxes, depreciation and amortization.

         EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liability(i)	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Additions	-	2,127,573	122,218
Balance of merged company	-	2,992,831	-
Cancellations	-	(1,155,617)	-
Financial charges	319,860	1,387,299	95,115
Net foreign exchange variations	(115,282)		115,282
Payments	(1,403,457)	(3,044,184)	(392,062)

December 31, 2023	3,770,946	12,256,775	(567,698)

145

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

(i) Lease liability payments include payments of fines in the amount of R$ 238 million.

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Additions	1,568,343	2,195,915	(166,779)
Cancellations	-	(84,915)	-
Financial charges	298,718	1,072,435	345,184
Net foreign exchange variations	(19,567)	-	19,454
Payments	(723,134)	(2,298,101)	(258,978)

December 31, 2022	4,969,825	9,948,873	(508,251)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Additions	1,568,343	2,472,827	(166,779)
Cozani acquisition – opening balance 04/30/2022	-	2,929,448	-
Cancellations	-	(93,491)	-
Financial charges	298,718	1,329,839	345,184
Net foreign exchange variations	(19,567)	-	19,454
Payments	(723,134)	(2,870,297)	(258,978)

December 31, 2022	4,969,825	12,831,865	(508,251)

38.	Pension plan and other post-employment benefits

	2023	2022

PAMEC/asset policy and medical plan	5,019	5,825

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

146

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2023, in accordance with the rules provided for by CPC 33/IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2023	2022

Reconciliation of assets and liabilities	(i)	(i)	(i)

Present value of the actuarial obligations	37,738	9,131	109	1,007	11,825	3,116	62,926	60,440
Fair value of plan assets	(54,544)	(14,583)	(287)	-	(10,929)	-	(80,343)	(80,371)
Excess present value of obligations over fair value of assets	(16,806)	(5,452)	(178)	1,007	896	3,116	(17,417)	(19,931)

Amount recognized in other comprehensive income	8,170	3,673	33	-	-	-	11,876	15,896
Net actuarial liabilities/(assets)	(8,636)	(1,779)	(145)	1,007	896	3,116	(5,541)	(4,035)

(i) No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2022	(7,983)	(1,674)	(203)	776	1,839	3,210
Expense (revenue) recognized in income (loss)	(802)	(169)	(17)	75	186	420
Sponsor’s contributions	1,550	-	80	(60)	-	(53)
Recognized actuarial (gains) or losses	(1,401)	64	(5)	216	(1,129)	(461)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2023	(8,636)	(1,779)	(145)	1,007	896	3,116

147

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2022	35,189	8,624	105	776	12,536	3,210
Current service cost	7	-	-	-	-	97
Interest on actuarial liability	3,389	827	10	75	923	323
Benefits paid in the year	(3,276)	(887)	(9)	(60)	(739)	(53)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	2,429	567	3	216	(895)	(461)

Value of obligations on 12/31/2023	37,738	9,131	109	1,007	11,825	3,116

d) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2022	54,337	14,977	360	-	10,697	-
Benefits paid in the year	(3,276)	(887)	(9)	(60)	(739)	-
Effective return on assets for the year	5,326	1,470	32	-	737	-
Company’s contributions / (returns)	(1,550)	-	(80)	60	-	-
Actuarial gain (loss) on plan assets	(293)	(977)	(16)	-	234	-
Fair value of assets on 12/31/2023	54,544	14,583	287	-	10,929	-

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

e) Expenses planned for 2024

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	-	-	-	-	-	120
Interest on actuarial obligations	3,382	809	10	91	1,089	294
Expected return on assets	(4,832)	(1,319)	(25)	-	(1,004)	-
Interest on the effect of the (asset)/liability limit	767	343	3	-	-	-

Total unrecognized net expense (revenue)	(683)	(167)	(12)	91	85	414

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 9.37% / 5.67%; PBS Nordeste: 9.41% / 5.71%; CA: 9.38% / 5.68%; PBS-A: 9.35% / 5.65%; AES: 9.45% / 5.75%; PAMEC: 9.36% / 5.66%; FIBER: 9.47% / 5.77%
Salary growth rate - nominal:	PBS Nordeste: 3.50% / 0.00% PBS Sul, CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/(service time + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: No Applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

149

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2023 (In thousands of reais, unless otherwise indicated)

39.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2023, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 590,376
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for moral damages.

40. Supplementary information to the cash flow

Parent Company			Consolidated
2023		2022	2023	2022

Transactions not involving cash

Additions to property, plant and equipment and intangible assets - with no cash effect	(2,150,713)	(2,026,706)	(2,150,713)	(2,303,608)
Increase in lease liabilities - no effect on cash	2,150,713	2,026,706	2,150,713	2,303,608
Assets and liabilities, net of merger effects	3,877,394	-	-	-
C6 Bank bonus warrant	162,958	-	162,958	-

41.	Subsequent events

Payment of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of R$ 655,000 of interest on shareholders’ equity on December 6, 2023. The payment took place on January 23, 2024, and the date for identification of shareholders entitled to receive such amounts took place on December 21, 2023.

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FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2023.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2023 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 6th, 2024, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2023 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 6th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Anna Maria Cerentini Gouvêa Guimarães Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

151

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1. About the Committee

The Statutory Audit Committee (“CAE”) was created by the Extraordinary Shareholders’ Meeting of TIM Participações S.A. (“TPART”) held on December 12th, 2013. On August 31st, 2020, aiming to simplify the corporate structure of the group in Brazil, TPART was merged into its wholly-owned subsidiary, TIM S.A. (“Company” or “TIM”), which succeeded it in all of its rights and obligations, maintaining the same structure of corporate governance, internal controls, systems, and the same legal framework. As a consequence of this corporate reorganization movement, TIM’s CAE maintained the same structure of TPART’s CAE, and proceeded with the activities, working plan and evaluations that were being conducted by the latter.

TIM’s CAE is a permanent statutory body which seeks to adopt the best Corporate Governance practices, as recommended, and governed by the Resolution No. 23 of the Comissão de Valores Mobiliários (“CVM”), of February 25th, 2021, and other applicable regulations.

The CAE is composed of at least three (3) and no more than five (5) independent members, elected by the Board of Directors, for a 2-year term of office, which shall coincide with the term of office of the members of the Board of Directors, re-election being limited to a maximum period of ten (10) years.

1.1 Composition

It should be clarified that the role of CAE member can not be delegated, and must be exercised exclusively by the elected members.

The election of the new Board members occurred at the Annual and Extraordinary Shareholders’ Meeting held on March 30th, 2023. For the 2023/2025 mandate, the Board of Directors elected the following members to compose the CAE, all of them characterized as independent according to the criteria defined by B3’s Novo Mercado Regulation:

Nome	Cargo
Gesner José de Oliveira Filho	Coordinator
Flavia Maria Bittencourt	Member of the Committee
Herculano Aníbal Alves	Member of the Committee specializing in corporate accounting

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1.2 Duties and Responsibilities

The CAE's ordinary duties are to supervise the quality and integrity of financial reports, their adherence to legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of auditors, both internal and independent, as well as to supervise and evaluate the execution of contracts of any nature between the Company or its subsidiary. on the one hand, and, on the other hand, the controlling shareholder or its subsidiaries, affiliates, subject to common control or controlling companies thereof, or that otherwise constitute related parties to the Company.

In addition to its ordinary duties, the CAE also performs the function of the Company's Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act ("SOx"), to which the Company is subject because it is a company registered with the US Securities and Exchange Commission ("SEC"), having American Depositary Receipts (ADRs) on The New York Stock Exchange ("NYSE") since November 16, 1998.

The CAE has an annual budget allocation, within the limits approved by the Company's Board of Directors, at a meeting held on December 12, 2022, to conduct or determine the performance of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

This Report is issued in compliance with item IX, of Article 14, of the Internal Regulations of the CAE, and in accordance with Paragraph 1 of Item VII of Article 27 of CVM Resolution No. 80, of March 29, 2022.

2. Activities of TIM's Statutory Audit Committee in 2023

The CAE will meet whenever necessary, but at least bimonthly, so that the accounting information is always appreciated before its disclosure.

After establishing an annual schedule for the fulfillment of its duties, eighteen (18) meetings of the CAE were held from January 1 to December 31, 2023, which included eighty-two (82) items of the Agenda (sessions). The meetings lasted an average of one (1) hour and twenty-seven (27) minutes each and, during the discussions, the Chairman of the Board of Directors, the Chief Executive Officer and the Investor Relations Officer and the Chief Financial Officer were directly involved, in addition to the other members of the Executive Board, the Internal Audit and Risk & Compliance Officers, and the Independent Auditors. At each meeting of the Company's Board of Directors, the activities carried out by the Committee in the respective month are reported.

153

The topics covered throughout the annual programming of the CAE were classified as follows: (i) ordinary topics (resulting from the applicable legislation/regulation); (ii) recurrent topics (arising from the work plan programmed for the CAE throughout the year); and (iii) extraordinary topics (not provided for in the previous items and submitted at the request of the Company's management or the CAE members themselves).

Within the organization indicated above, it is important to highlight the statistical data on the productivity of the activities of the CAE, with special emphasis on some thopics highlighted in yellow, flagged as topics of strategic potential for evaluation by CAE members, as shown below:

Produtividade - Exercício 2023

Nº de itens na ordem do dia

3
8
71
ORDINÁRIO
RECORRENTE
EXTRAORDINÁRIO

Tempo utilizado - %

7,99
3,83
88,18
ORDINÁRIO
RECORRENTE
EXTRAORDINÁRIO

Tempo utilizado - Horas

1:00:00
2:05:00
23:00:00
ORDINÁRIO
RECORRENTE
EXTRAORDINÁRIO

Detalhamento de Produtividade Exercício 2023

Nº de itens na ordem do dia

0 0
14
9
9
6
5
5
5
5
4
4
4
3
3
2
2
1
1
PRs (14)
DFs (9)
Audit (9)
Canal de Denuncias (6)
CAE (orçamento, reg. Interno, outros) (5)
Compliance (Sox, LGPD, outros) (5)
EY (apresentações - DFs) (5)
EY (acompanhamento - controle SOx) (5)
ERM (4)
Contingências (4)
Tax (JSCP) (4)
Diversos (3)
Honorários Empresas Auditoria (3)
Compliance Integridade (2)
FRE/IGC/20-F (2)
Avaliações (1)
EY (contratação e honorarios) (1)
Acompanhamento (lista de pendências) (0)
Sustentabilidade/ESG (0)

154

Among the activities carried out during the exercise, it should be noted that the CAE:

I. Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in ten (10) topics during the year of 2023. The Ernst & Young Auditores Independentes S/S (“EY”) was the firm responsible for auditing the financial statements for the fiscal year ended on December 31st, 2023, and for the planning and execution of the audits regarding the quarterly reports ("ITRs"), according to the recognized standards, as well as responsible for the special revision of the ITRs (quarterly reports), submitted to the CVM. Their opinion should ensure that these Financial Statements adequately represent the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB). The EY was also the auditor firm responsible for reviewing Form 20-F (SEC) of the Company.

155

II. Supervised the Company's Internal Audit activities, in nine (9) topics during the year of 2023, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out, and evaluated, through an evaluation questionnaire previously approved by the CAE, the performance of the Company’s Internal Auditors.

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in five (5) topics during the year of 2023, in order to, among other purposes, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements, especially regarding the internal controls which support the Sarbanes-Oxley (“SOx”) certification.

With regards to the internal controls, the following main issues were monitored and recommended by the CAE: (i) monitoring of the internal control system as to its effectiveness and improvement processes; (ii) analysis of the process of certification of internal controls - SOx with the Management and Independent Auditors; (iii) Company procedures for full compliance with SOx requirements and intensive monitoring of remediation plans related to the deficiencies pointed out by the Independent Audit in relation to the process of SOx Certification in the Company.

The CAE found that the internal controls are implemented in accordance with the nature, complexity and necessity of the operations and, in view of the information provided by the Executive Board, the Internal Audit and the Independent Auditors, verified that there are no relevant facts or of a serious nature that could put at risk the compliance with the applicable legal and regulatory rules.

IV. The CAE was informed of the main processes within the Company, evaluating its quality and the commitment of the members of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors to improve processes, as well as to monitor their implementation, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information to which the CAE had access to, the CAE believes that the internal controls system of the Company is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject to. The CAE has noted the importance of continuous improvement in the internal control system.

156

V. Followed-up and supervised the work carried out by the Company's Risk & Compliance area in seven (7) topics, with emphasis on issues related to: (i) SOx Compliance through monitoring the deficiencies pointed out by the Independent Auditor and the management of the Company; (ii) Compliance with Information Technology and Corporate Security, highlighting the risks of Cyber Security and discussing the implementation in the Company of the adaptations required by the General Law of Personal Data Protection (“LGPD”); (iii) Compliance of general and Commercial Processes of the Company; fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations. Within the Company's Integrity and Anticorruption Program, the CAE also monitored the activities for maintenance of the ISO 37001 Certification obtained in 2020.

VI. The CAE acknowledged of the main amendment proposals related to the regulatory framework and to expected institutional changes, as well as of the main aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current situation which may affect the Company. To this end, the CAE has monitored the main macro indicators that assist in an assessment of the risks of the external environment for the Company at the limit of what is predictable by the best quantitative and qualitative techniques, always seeking to recommend mechanisms that provide the Company with the necessary agility and resilience to adapt to rapid changes in macroeconomic scenarios.

VII. During the performance of its activities, the CAE regularly monitored issues related to: (i) customer satisfaction and the quality of services and staff contact; (ii) incentives for innovation applied to products and services; (iii) transparency and accountability to stakeholders; (iv) ethical conduct in business; (v) digital inclusion; (vi) dialogues and communication with stakeholder groups; (vii) management of electronic products; (viii) investment in infrastructure; and (ix) development of new technologies.

VIII. Throughout the year of 2023, the CAE analyzed the Company's Enterprise Risk Management (“ERM”) reports, focusing on the monitoring of the work plan to review and update risk factors disclosed by the Company, management of financial risks, risk appetite of the Company and adequacy of risk factors contained in the Company's Formulário de Referência, on SOx/CVM risk inventory. This issue was brought in four (4) topics during the year 2023. The Company's risk management structure foresees the analysis, by the CAE, based on the examination performed by the Control and Risks Committee ("CCR"). Both are bodies of governance associated to the Board of Directors as defined by the Company's By-laws.

157

IX. Within its attributions, provided by the Company's By-laws and the CAE’s Internal Rules, the CAE previously examined, evaluated and opined on fourteen (14) agreements of different types between the Company, on one side, and related parties, on the other side. All the agreements entered into, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Formulário de Referência.

X. As part of its duties, the CAE analyzed, in six (6) topics during the year 2023, the reports regarding the complaints received by the Company’s Whistleblowing Channel its respective envisaged actions for improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

XI. In addition to the eighteen (18) reported meetings for the proper performance of their duties, the CAE members participated in at least two (2) private meetings, of one (1) hour each, with the Internal Audit area of the Company, and one (1) private meeting with the Independent Auditors, of one (1) hour, without the participation of the top management or other managers of the organization, to assess possible retrenchment or risk of a breach of independence, of any kind of interference by management, giving to the Committee the opening to express any concerns that need to be assessed in the development of the audit work.

3. Items discussed with the Independent Auditors considering the Audit Report (ISA 701) presentation form

As determined by the auditing standards (ISA 260), which provide for communication with those charged with the Company's governance, the auditor must communicate, among other matters, the following: (i) their responsibilities in relation to the audit of the financial statements; (ii) overview of its Audit Plan for the fiscal year; (iii) its view on the significant qualitative aspects of the Company's accounting practices, including accounting policies and estimates, and disclosures in the financial statements; (iv) significant difficulties encountered during the audit, if any; (v) aspects of independence, including formal confirmation of its independence from the Company; (vi) written notice to the persons in charge of governance of the significant findings arising from the audit; and (vii) as determined by ISA 701, communicate which Key Audit Matters (“KAMs”) to be considered in the Independent Auditor's Report.

158

In view of the foregoing, in order to comply with the protocol and/or request for communication between the auditors and those in charge with the Company's governance, the CAE held periodic meetings with the Company's Independent Auditors in order to monitor the progress of the auditors' work in relation to the Company's financial statements and internal financial reporting controls (SOx), so that all of the above, among others, were formally evaluated by the CAE with the Independent Auditors.

Specifically, in relation to the KAMs, the CAE interacted with the Independent Auditors in order to understand the judgment of the auditors to determine these matters as KAMs, as well as an understanding of the audit approach defined by the Independent Auditors as an audit response to these KAMs.

Finally, in addition to all interaction with the Independent Auditors, the CAE carried out the following activities throughout the year to evaluate the areas considered as KAMs by the Independent Auditors:

3.1. Provision for tax contingencies (Explanatory Note 24 - “Provision for tax judicial and administrative lawsuits”)

The CAE reviewed quarterly the evolution of tax contingencies and followed up the forecasts provided by those responsible for the Tax, Civil, Labor and Regulatory areas of the Company.

4. Other Activities

4.1. Review of Form 20-F and the Formulário de Referência

With regards to the revision work of Form 20-F (SEC), the members of the CAE formally met once (1) in April 2023 and analyzed, in May, the content of the Formulário de Referência (CVM) reported by the Company's executives.

4.2. Evaluation of the Report on the Brazilian Code of Corporate Governance – Publicly-held Companies

The members of the CAE met with executives of the Company to evaluate the Company's adherence to certain governance practices set forth in the Brazilian Code of Corporate Governance – Publicly-held Companies, in compliance with CVM Resolution No. 80, of March 29th, 2022, which amended and added provisions to CVM Resolution No. 168, 2022.

159

4.3. Assessment of Independent Auditors and Internal Audit

The members of the CAE evaluated the quality of the work of the Company's Independent Auditors and Internal Audit, by means of an evaluation questionnaire previously approved by the CAE.

5. Conclusions and recommendations

The Company's CAE members, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31st, 2023 ("Annual Financial Statements of 2023").

Considering the information provided by the Company's management and provided by the Company's management and Independent Auditors, and the proposed allocation of the results for the year 2023, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions.

For this reason, they unanimously recommended the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro (RJ), February 6th, 2024.

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	HERCULANO ANÍBAL ALVES Member of the Statutory Audit Committee
FLAVIA MARIA BITENCOURT Member of the Statutory Audit Committee

160

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended December 31st, 2023.

Rio de Janeiro, February 6th, 2023.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

161

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended December 31st, 2023.

Rio de Janeiro, February 6th, 2024.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relação com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

162

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer